UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 19, 2014

This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-182712) and our Registration

Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of

1934, in each case as amended

Commission file number: 1-14846

      AngloGold Ashanti Limited

(Name of Registrant)

76 Jeppe Street

Newtown, Johannesburg, 2001

(P O Box 62117, Marshalltown, 2107)

South Africa

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosures:

Unaudited condensed financial statements as of March 31, 2014 and for each of the three month periods ended March 31, 2014 and 2013, prepared in accordance with IFRS, and related management’s discussion.

Report

for the quarter ended 31 March 2014

❖	Production 1.06Moz improving 17% year-on-year
❖	International operations see 34% rise in output to 765,000oz year-on-year
❖	South Africa production down 11% to 290,0000z year-on-year
❖	Tropicana contributes 84,0000z
❖	Kibali contributes 51,000oz
❖	Net cash flow from operating activities stable year-on-year at $350m, despite 21% lower gold price

		ended Mar 2014	Quarter ended Dec 2013	ended Mar 2013	Year ended Dec 2013
			US dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,055	1,229	899	4,105
Sold	- oz (000)	1,097	1,191	927	4,093
Price received [1]	- $/oz sold	1,290	1,271	1,636	1,401
All-in sustaining cost [2]	- $/oz sold	993	1,015	1,275	1,174
Total cash costs [3]	- $/oz produced	770	748	894	830

Financial review

Gold income	- $m	1,324	1,418	1,463	5,497
Cost of sales	- $m	(1,012)	(1,042)	(1,029)	(4,146)
Total cash costs [3]	- $m	778	861	797	3,297
Production costs [4]	- $m	806	866	814	3,384
Gross profit	- $m	296	404	434	1,445
Profit (loss) attributable to equity shareholders	- $m	39	(305)	239	(2,230)
	- cents/share	10	(75)	62	(568)
Headline earnings (loss) [5]	- $m	38	(276)	259	78
	- cents/share	9	(68)	67	20
Dividends per ordinary share	- cents/share	-	-	5	5
Net cash flow from operating activities	- $m	350	431	356	1,246
Capital expenditure	- $m	274	477	512	1,993

Notes:	1.	Refer to note A “Non-GAAP disclosure” for the definition.
	2.	Refer to note B “Non-GAAP disclosure” for the definition.	$ represents US dollar, unless otherwise stated.
	3.	Refer to note C “Non-GAAP disclosure” for the definition.	Rounding of figures may result in computational discrepancies.
	4.	Refer to note 3 of notes for the quarter ended 31 March 2014
	5.	Refer to note 9 of notes for the quarter ended 31 March 2014

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP peformance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Quarter 1 2014

Operations at a glance

for the quarter ended 31 March 2014

	Production			All-in sustaining costs[1]			Total cash costs [2]
	oz (000)	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]	$/oz	Year-on-year % Variance [3]	Qtr on Qtr % Variance [4]

SOUTH AFRICA	290	(11)	(14)	975	(14)	(3)	797	(11)	4
Vaal River Operations
Great Noligwa	17	(29)	(15)	1,200	(3)	(7)	1,123	1	9
Kopanang	29	(38)	(26)	1,320	7	2	1,074	15	18
Moab Khotsong	55	28	(18)	802	(49)	(10)	646	(39)	8
West Wits Operations
Mponeng	76	(18)	(18)	930	-	(3)	709	-	8
TauTona	52	(10)	(16)	916	(31)	8	774	(28)	(4)
Total Surface Operations	60	(5)	3	1,000	20	(4)	836	4	(9)

INTERNATIONAL OPERATIONS

CONTINENTAL AFRICA	374	36	(19)	1,042	(24)	(8)	808	(19)	(4)
DRC
Kibali - Attr. 45% [5]	51	-	28	572	-	22	538	-	14
Ghana
Iduapriem	45	10	(33)	898	(30)	(22)	716	(32)	(26)
Obuasi	53	8	(16)	1,530	(41)	(26)	1,234	(29)	(9)
Guinea
Siguiri - Attr. 85%	70	13	(7)	961	(18)	(14)	800	(20)	(5)
Mali
Morila - Attr. 40% [5]	10	(33)	(17)	1,598	81	11	1,099	42	29
Sadiola - Attr. 41% [5]	19	-	(21)	1,404	7	(14)	1,262	14	(16)
Yatela - Attr. 40% [5]	4	(60)	(50)	2,062	53	(7)	1,804	37	(6)
Namibia
Navachab	16	14	(11)	785	(22)	49	771	(14)	47
Tanzania
Geita	106	61	(31)	1,048	19	34	631	62	16
Non-controlling interests, exploration and other

AUSTRALASIA	155	154	(8)	929	(50)	22	779	(40)	22
Australia
Sunrise Dam	71	16	(30)	1,095	(37)	36	1,066	(15)	56
Tropicana - Attr. 70%	84	-	27	694	-	8	495	-	(13)
Exploration and other

AMERICAS	236	1	(10)	879	(5)	(1)	668	-	5
Argentina
Cerro Vanguardia - Attr. 92.50%	58	5	(5)	800	(16)	(6)	644	10	(4)
Brazil
AngloGold Ashanti Mineração	94	2	(22)	805	(14)	(10)	619	(10)	19
Serra Grande	32	-	(6)	1,027	8	7	799	1	12
United States of America
Cripple Creek & Victor	52	(5)	11	1,015	37	(6)	699	9	(15)
Non-controlling interests, exploration and other

OTHER
Sub-total	1,055	17	(14)	993	(22)	(2)	770	(14)	3

1 Refer to note B under “Non-GAAP disclosure” for definition and the “Summary of Operations by Mine” section for additional information.

2 Refer to note C under “Non-GAAP disclosure” for definition and the “Summary of Operations by Mine” section for additional information.

3 Variance March 2014 quarter on March 2013 quarter - increase (decrease).

4 Variance March 2014 quarter on December 2013 quarter - increase (decrease).

5 Equity accounted joint ventures.

Rounding of figures may result in computational discrepancies.

1

Financial and Operating Report

OVERVIEW FOR THE QUARTER

FINANCIAL AND CORPORATE REVIEW

Gold income decreased by $139 million from $1,463 million in the quarter ended 31 March 2013 to $1,324 million in the same period of 2014, representing a 10 percent decrease over the period. The decrease was mainly due to the $346 per ounce, or 21 percent, decrease in gold price received from $1,636 per ounce for the quarter ended 31 March 2013 to $1,290 per ounce for the same period in 2014. The decrease was partially offset by a 17 percent, or 160koz, increase in production from 0.9Moz for the quarter ended 31 March 2013 to 1.06Moz for the same period in 2014.

Production costs decreased from $814 million in the quarter ended 31 March 2013 to $806 million in the quarter ended 31 March 2014, which represents a $8 million, or 1 percent decrease. The decrease was primarily due to a decrease in operational costs including labour, contractor costs and the weakening of local currencies against the US dollar.

Labour costs decreased from $310 million in the quarter ended 31 March 2013 to $271 million in the same period of 2014, which represents a $39 million, or 13 percent, decrease. The decrease was mainly due to rationalisation across the group.

Contractor costs decreased from $162 million in the quarter ended 31 March 2013 to $139 million in the quarter ended 31 March 2014, which represents a $23 million, or 14 percent, decrease. The decrease in contractor costs was primarily a result of the engagement of a new contractor at Iduapriem in Ghana and the lower utilisation of mine contractors at Siquiri in Guinea.

The decrease in production costs was partially offset by an increase of $34 million, or 23 percent, in fuel, power and services costs from $145 million in the quarter ended 31 March 2013 to $179 million in the same period of 2014. Rehabilitation costs increased by $12 million in the quarter ended 31 March 2014 compared to the first quarter of 2013 due to changes in cash flows and discount rates.

Cost of sales amounted to $1,012 million for the quarter ended 31 March 2014 compared to $1,029 million for the same period in 2013. Included in cost of sales is amortisation of tangible and intangible assets and change in inventory, which decreased from $215 million in the quarter ended 31 March 2013 to $206 million in the same period of 2014.

Net profit attributable to equity shareholders for the quarter ended 31 March 2014 was $39m, compared to a net profit of $239m for the quarter ended 31 March 2013.

Operational performance for the first quarter was strong with both production and costs coming in better than market guidance. Production was 1,055koz at an average total cash cost of $770/oz, compared to 1,229koz at $748/oz the previous quarter and 899koz at $894/oz in the first quarter of 2013. Year-on-year costs benefited from higher output, weaker currencies and early indications are that a range of cost saving initiatives continue to gain traction.

“Our operators have delivered another strong performance and we continue to manage costs aggressively,” Srinivasan Venkatakrishnan, Chief Executive Officer of AngloGold Ashanti, said. “There’s still plenty of work to do, but with a strong team intact, a good foundation, and some significant wins under our belt, we remain focused on continuing to deliver positive results to our shareholders under tough market conditions.”

Production from most operating regions improved year-on-year, with the exception of the South Africa region, where marginal and loss-making ounces have been removed from the production profile. In addition, the region struggled with a slower-than-anticipated start-up after the Christmas break and interruptions from safety-related stoppages, following a challenging safety performance for the gold sector in general. South African operations saw an 11% year-on-year decline to 290koz; Continental Africa improved 36% to 374koz; the Americas gained 1% to 236koz; and Australia was up 154% to 155koz. Continental Africa and Australia both benefited from the inclusion of new mining operations at Kibali and Tropicana, respectively.

2

Total cash costs dropped $124/oz compared to the previous year, from $894/oz to $770/oz, reflecting significant improvements from a combination of cost saving initiatives, currency weakness, removal of some marginal and loss-making production and higher output in some areas. All-in sustaining costs (AISC) were $993/oz, a 22% improvement year-on-year, and 2% lower than the previous quarter. The year-on-year decline in AISC was due to lower sustaining capital expenditure, improved cash costs and further reductions in corporate costs ($40m) and sustaining exploration expense ($21m).

Total capital expenditure during the first quarter was $274m (including equity accounted joint ventures), compared with $477m the previous quarter and $512m in the first quarter of last year. This was due to a temporary decrease in expenditure at Kibali and Obuasi. Of the total capital spent, project capital expenditure during the quarter amounted to $115m.

As at 31 March 2014, total borrowings (including a bank overdraft) amounted to $3,826 million and cash and cash equivalents amounted to $525 million.

Summary of quarter-on-quarter operating and cost improvements:

Performance update	Q1 2014	Q1 2013	Year on year change
Gold price received ($/oz)	1,290 X	1,636	(21%)
Gold Production (Koz)	1,055 ✓	899	17%

Total cash costs ($/oz)	770 ✓	894	14%
Corporate and marketing costs* ($m)	25 ✓	65	62%
Exploration and evaluation costs ($m)	30 ✓	79	62%
Capital expenditure ($m)	274 ✓	512	47%
All-in sustaining costs**($/oz)	993 ✓	1,275	22%

Cash flow from operating activities ($m)	350 X	356	(2%)

     * including administration and other expenses.

     ** World Gold Council Standard, excludes stockpiles written off.

CORPORATE UPDATE

Addressing the underperformance at Obuasi remains a key objective for AngloGold Ashanti. The restructuring and repositioning of the Obuasi mine, which is subject to a number of consents, is likely to result in a substantial reduction in the mine’s existing operations and significant work force redundancies (which we currently estimate at approximately $220m). Fundamental changes aimed at systemically addressing legacies, infrastructure, development constraints and cash outflows are being implemented. This work includes initiatives to reduce the footprint of the operation and consolidate infrastructure, lower operating costs by introducing a mechanised mining approach in the future, together with the refurbishment and automation of the processing plant. AngloGold Ashanti is also considering other strategic alternatives for its Ghana business.

3

UPDATE ON CAPITAL PROJECTS

At the Kibali project, a joint venture between state-owned Sokimo (10%), AngloGold Ashanti (45%) and operator Randgold Resources (45%), steady production ramp-up progress is being made by Randgold Resources. The development work on the twin declines is progressing well with a total of 1,656 lateral metres achieved this quarter, exceeding plans by 12.5%. The major equipment on the sulphide circuit has been commissioned. The focus for the next quarter is the completion and handover of the metallurgical plant and the commissioning of the Nzoro hydro power station. The vertical shaft also continues to make good progress and is currently 5% ahead of plan. The vertical shaft depth at the end of March was 416.5m.

In the Americas, the Mine Life Extension project at CC&V is progressing in line with expectations. The mill schedule is expected for commissioning/production ramp up in the fourth quarter of 2014, with full production in 2016. The valley heap leach facility (VLF) and associated gold recovery plant is on schedule to commission mid-2016. The planned VLF2/ADR2 schedule is as follows:

•	2014: complete lining the pregnant solution pond area (triple lined area) and start filling the area for the ADR2 (the gold recovery plant) platform.

•	2015: complete the ADR2 pad, construct the ADR2 plant (the gold recovery plant), and start loading ore on the first phase VLF2.

•	2016: commission ADR2/VLF2 and start gold production.

As of 31 March 2014, overall project progress is 40% complete. The mill is largely on schedule to commission and we expect first gold production in the fourth quarter of 2014. Overall construction of the mill is 65% complete. To help facilitate the construction completion schedule, additional man-shifts, including nights and weekends, have been added to the work schedule. Mill concrete construction is 73% complete with 8.4k cubic-yards of concrete poured. A total of 1,150 tons of steel has been erected, which represents 35% of the total steel planned.

UPDATE ON COST OPTIMISATION AND PORTFOLIO REVIEW

Cost optimisation and portfolio review: A process remains underway to improve efficiency across the business, to identify long-term savings in the company’s direct and indirect cost base and to optimise capital expenditure. The previously announced Project 500 initiatives remain on track with the goal to realise approximately $500m of cost savings by the end of the year. Achievements resulting from these initiatives include:

—

In the South Africa region, savings of $56m were achieved during the first quarter through the deferment of capital expenditure, labour and contractor reductions, a decrease in consumables, the implementation of service optimisation strategies and a critical review of commodity as well as services related contracts.

—	Contract mining rates at Siguiri and Sadiola were reduced by between 16% and 14%, delivering an annual saving of $15m.

—

Negotiated a 32% lower Cyanide price for our West African operations, for an annual saving of roughly $10.5m. In addition, improved Cyanide control systems have further lowered costs at various sites, including Iduapriem, which has cut usage by 30%.

—	The number of global expatriates on mine sites has been reduced resulting in a saving of more than $10m at the end of March 2014.

—	Consumable stores inventory in Continental Africa has been reduced by $52m since July 2013.

—

Sunrise Dam has improved Jumbo development rates from 330m to 420m per month, coupled with a 10% improvement in trucking productivities over the same period. This has allowed the mine to demobilise two trucks and one loader.

4

SA LABOUR UPDATE

The two-year wage agreement which was concluded in September 2013 was implemented and backdated to 1 July 2013. AMCU voluntarily participated in the negotiations but has not yet signed the wage agreement. However, the wage agreement was extended to all employees regardless of their respective union affiliations and as a result the AMCU members have all benefited from the resulting wage increase.

On 30 January 2014, the Labour Court declared a threatened AMCU strike unprotected, with an interim interdict for any possible strike. AMCU has since applied for a court hearing on a constitutional point which will be heard on 5 June 2014. The current interdict remains in place until the matter is finalised in the Labour Court.

TECHNOLOGY AND INNOVATION UPDATE

During the first quarter, the Technology Innovation Consortium has continued to make considerable progress in prototype development pertaining to certain key technologies that seek to establish the base for a safe, automated mining method intended selective for use at AngloGold Ashanti’s deep-level underground mining operations in South Africa.

Although achieving good results in several of the drilling aspects (skin-to-skin), the challenge to mine “All the Gold” with no dilution remains. In this respect, work is currently focused on drilling an overlapping hole configuration.

Progress on various aspects of the Tau Tona project are as follows:

Reef Boring (Stoping): In the first quarter, four single-pass (660mm) holes were drilled. In line with our efforts to test and extract all the gold, holes 18, 19 and 20 have been drilled directly adjacent to (‘skin-to-skin’) previously drilled and backfilled holes. The overall results proved to be successful and the data gathered together with the knowledge of the ground conditions will be applied to enhance drilling of new holes. In addition, the production drilling sequence is also being tested and the results obtained will be applied to the production site once drilling commences. Hole 21 was drilled as the first hole in this sequence.

Site Equipping: Site equipping, opening up and development of the 2014 production sites is progressing according to schedule. The first production site at TauTona mine will go live in the second quarter, followed by a site at Great Noligwa and a second site at TauTona, during the second quarter.

Potential drilling sites for 2015 production have been identified. Labour recruitment, development and equipping are in progress.

Machine Manufacturing: The medium reef (width 40-80cm) Atlantis Mark 3 machine was delivered at the TauTona mine to align with the production start-up schedule in the second quarter. Machine manufacturing is continuing with the next machines to be delivered in accordance with the respective production start-up schedules at the other business units.

Ultra High Strength Backfill (UHSB): Construction of the underground backfill plant is in progress and is on schedule to coincide with the start-up of the first production site in the second quarter at TauTona mine. A replica of the underground production site mixers have been constructed on surface to confirm the mixing cycles and also to gather information to automate the underground plant to ensure operational readiness.

Ore body Knowledge and Exploration: Trial 4, aimed at achieving a hole depth of 150m at 8m/hr, was completed during the quarter and a total of 5 holes were drilled. The results obtained were promising as they reached the required depth and speed. Surveying of the holes has commenced where the Gyro will be tested for hole deflection, the camera for geological structure and lastly the Gamma for reef intersection.

5

The strategy for the second quarter of 2014 is to test a different drilling technique (rotary percussion drilling) using the same drilling system with the aim to compare the speed and accuracy of results. In the latter part of the year, we expect the team will continue with reverse circulation tests incorporating a new high pressure compressor with the objective of achieving a hole depth of 300m at 8m/hr.

SAFETY

The All-Injury Frequency Rate (AIFR) improved 3% compared to the first quarter of 2013. The safety focus continues on Major Hazard Management through identification and monitoring of critical controls and High Potential Incidents (HPIs) with a view of enhancing organisational learning and institutionalising change in order to improve our safety record progress going forward. Given that the occurrence of HPIs in the past correlates with fatal incidents experienced by the business, they used as learning opportunities to prevent future occurrences.

Kopanang made history on 10 March 2014 as it became the first AngloGold Ashanti mine in South Africa to achieve three million fatality-free shifts.

Tragically, however, two incidents resulted in three fatalities during the quarter. There was one fatality at the Mponeng project in South Africa, and two contractor employees lost their lives at a single incident at the Cuiabá mine in Brazil whilst renovating the vent shaft.

OPERATING HIGHLIGHTS

The South African operations produced 290koz during the first quarter at a total cash cost of $797/oz, compared to 327koz at a total cash cost of $896/oz, the same quarter a year ago. The region was negatively impacted by safety-related disruptions, which resulted in lost production of approximately 19koz, coupled with the slow ramp-up to production subsequent to the year-end break. The all-in sustaining costs for the region at $975/oz during the quarter reflects a 14% improvement compared to $1,129/oz during the same period a year ago. Overall performance of Ore Reserve Development (ORD) from the region was impacted during the quarter as a result of the stoppages, particularly at Mponeng and Kopanang.

At the West Wits operations, the first quarter performance was adversely affected by a continued increase in seismic activity and safety stoppages. Production for the first quarter was 128koz compared to 151koz achieved a year ago. The 13% decrease in cash costs for the West Wits operations is testimony to the vigorous cost optimisation measures that have been implemented. Mponeng reflected a 29% rise in yield compared to the same quarter last year as a result of targeting reduced stope-widths and reduced intake of waste tonnages, which increased overall grade.

Vaal River operations saw a decrease in production in the first quarter to 102koz compared to the 114koz a year ago. Kopanang was hardest hit as production was severely impacted by safety stoppages by the regulator on the back of engineering constraints and a power outage from the Eskom main substation. Moab Khotsong once again saw an increase in average recovered grade. This favourable yield was achieved through a reduction in dilution due to a decrease in stope width and higher average reef grade being mined. Despite the decline in production, costs were closely managed. Moab Khotsong was the lowest cost producer for the South African region at a total cash cost of $646/oz and all-in sustaining cost of $802/oz.

Production at Surface operations in the first quarter was 60koz at a total cash cost of $836/oz, compared to 63koz at $805/oz a year ago. The operations were negatively affected by severe rainfalls and load shedding by Eskom. Grades reflected minimal improvement specifically at Mine Waste Solutions where operations shifted to reclamation sites with lower gold recovery rates. Inclement weather conditions, logistical and safety challenges were encountered with the commissioning of the uranium circuit at Mine Waste Solutions, which will not only allow uranium production, but also improve gold recovery rates. The commissioning is now scheduled to be completed in the second quarter of 2014.

6

The Continental Africa Region production during the first quarter was 374koz at a total cash cost $808/oz, with production 36% higher than the same quarter last year (17% higher excluding Kibali). The all-in sustaining costs for the region were $1,042/oz.

In Ghana, Obuasi’s production was 53koz at a total cash cost of $1,234/oz, compared to 49koz at a total cash cost of $1,742/oz a year ago reflecting an improvement in tonnage throughput. Operations during the quarter experienced extended power interruptions which limited access to higher grade areas. Total cash costs saw the benefit of cost savings, particularly on labour rationalisation.

Iduapriem’s production was 45koz at a total cash cost of $716/oz, compared to 41koz a year ago. Total cash costs decreased by 32% to $716/oz compared to $1,052 in the same quarter a year ago, mainly due to lower volumes being mined and an increase in the processing of stockpiled ore.

At Geita, in Tanzania, production in the first quarter was 106koz compared to 66koz in the same quarter a year ago, when production was affected by the replacement of the SAG mill. While production was, however, impacted by downtime associated with SAG and Ball mill relining work, this work was done in less time than anticipated, allowing for strong reported tonnage throughput together with consistent high recovery and feed grade. Total cash costs at $631/oz benefited from lower mining contractor costs.

In the Republic of Guinea, Siguiri’s production was 70koz at a total cash cost of $800/oz compared to 62koz at $998/oz in the same quarter a year ago. The operation has achieved its ninth consecutive quarter of exceeding planned quarterly production targets as it continues to focus on improved planning to increase volumes and achieve further cost savings resulting from improved operating efficiencies.

In the DRC, Kibali’s production was 51koz at a total cash cost of $538/oz. Production is 28% higher than the previous quarter as a result of a 51% increase in tonnage throughput as the operation continues to ramp up to capacity after commissioning in the previous quarter.

In the Americas, production during the first quarter was 236koz, at total cash cost of $668/oz compared to 234koz at a total cash costs of $668/oz a year ago. In Brazil, AngloGold Ashanti Mineração production was 94koz at a total cash cost of $619/oz in the first quarter of 2014 compared to 92koz at $689/oz in the same quarter a year ago. At Cuiabá, which is a part of the AngloGold Ashanti Mineração complex, higher grades helped to offset the lower tonnage rates that were a result of fleet availability constraints and disruptions following the fatal accident at the mine. Total cash costs benefited from lower cost of equipment maintenance and general expenses as a result of work associated with Project 500. Serra Grande maintained production at 32koz at a total cash cost of $799/oz compared to a year ago.

Production at Cripple Creek & Victor, in the US, was 52koz at a total cash costs of $699/oz compared to 55koz at a total cash cost of $643/oz a year ago. The lower production and higher costs can be attributed to lower grades and a slight decrease in the strip ratio. Stockpiling continues at the operation with both leach grade and mill grade material, to ensure that production can commence at the mill as soon as it is online. Approximately 383k tons of ~0.06oz/t has been stockpiled year to date for the mill.

In Argentina, Cerro Vanguardia´s production was 58koz at total cash cost of $644/oz compared to 55koz at $583/oz in the same quarter a year ago. Costs at the operation have benefitted from lower service and maintenance costs and lower consumption of chemicals and other materials; however this was more than offset by lower by-product credits and an increase in local inflation.

The Australasia region produced 155koz at a total cash cost of $779/oz compared to 61koz at a total cash cost of $1,302/oz a year ago significantly benefitting from the Tropicana ramp-up. At Sunrise Dam, production was 71koz at a total cash cost of $1,066/oz compared to 61koz at $1,247/oz a year ago. The quarter experienced favourable mill throughput and recovery rates, with the mine now operating exclusively underground. A total of 168m of underground capital development and 2,347m of operational development were completed during the quarter. Four RC rigs were operating underground, producing positive results to support a large bulk-mining opportunity of approximately 3g/t, for 2014 and beyond; two stopes of approximately 200,000t and 175,000t were identified. The underground ore production for the month of March was 211,000t, surpassing 200,000t for the first time, whilst mill throughput averaged 10,156 t/day, with a recovery rate of 87.2%.

7

At Tropicana, despite wet weather conditions, production progressed well, delivering 84koz at a total cash cost of $495/oz. As planned, production was 27% higher than the 66koz produced in the previous quarter, with commensurate cost benefit. The processing plant achieved the commissioning ramp-up target of 95% availability at design ore throughput levels within six months, as planned. Major rainfall flooded a portion of the mine access road during the quarter, but alternative road access was arranged without any loss of production. Tropicana is a joint venture between 70% AngloGold Ashanti and 30% Independence Group NL.

EXPLORATION

Exploration and evaluation costs during the quarter ended 31 March 2014 were $30 million compared to $79 million during the same period in 2013. Greenfields exploration activities were undertaken in three countries; Australia, Colombia and Guinea, while minor work was also completed in Brazil.

In Colombia, exploration continued at the Nuevo Chaquiro target, Quebradona project, in joint venture with B2Gold (AngloGold Ashanti 86.2%). In January drilling was restarted with a single diamond drilling rig, continuing to deepen CHA-48 to a final depth of 1500m. A significant zone of mineralisation was intersected over 800m downhole with intense disseminations and veins of chalcopyrite associated with an early quartz diorite intrusive. Hole CHA-49 drilled in the opposite direction on another target intersected over 400m of less intense mineralisation. A second diamond rig has been mobilised to site to test the northwest extension of the mineralised zone intersected in hole CHA-48. Regional evaluations and reconnaissance continues on AGA’s large tenement package in Colombia.

In Australia, airborne EM surveys were completed early in the first quarter at the Tropicana JV (AngloGold Ashanti 70%), the results of which have identified two priority bedrock conductors which will be followed up with ground EM and drilling. Further encouraging results were returned from the first pass diamond drilling at Madras prospect approximately 25km south of the Tropicana Gold Mine. Follow-up RC, diamond and aircore drilling programs are being designed for execution in the second quarter 2014. At the Nyngan JV (AngloGold Ashanti 70% of earnings), induced polarisation (IP) geophysical surveying was completed over a third target area during the quarter. Processing and interpretation of the IP results is now complete for the three targets surveyed to date. Access negotiations with local land owners continue ahead of planned ground geophysics (IP) scheduled for the second quarter.

In South Africa, four deep surface drilling sites were in operation during the quarter, one on the Moab Khotsong Mine and three at Mponeng (WUDLs). Percussion drilling commenced for MZA10 and the hole is currently at 402m. This hole is targeted to provide value information in the lower reaches of the early gold portion of Project Zaaiplaats.

At UD51, the long deflection design to intersect the VCR was completed and intersected thin VCR. Short deflection drilling has commenced. Redrill at UD59 has advanced to 2,349.8m and at UD60 to 1,412.7m. Pilot drilling (656m) has been completed at UD58 and site establishment has started with rigging commencing early in the next quarter.

In Tanzania at the Geita Gold Mine drilling focused on infill drilling programs for Nyankanga Cut 8, Geita Hill West and Geita Hill East. A total of 6,292m were drilled. A series of very thick high grade intersection were obtained from Matandani area and work is ongoing to understand the full upside implications of these intersections.

In Guinea, exploration work continued in Blocks 2,3 and 4 (AngloGold Ashanti 85%) with 3,269m of reverse circulation drilling and 73.8 km of IP surveying completed at Kounkoun (Block 3) and 1,237m of reconnaissance diamond drilling completed at Kouremale (Block 4). At Kounkoun, drilling aimed to test the continuity of mineralisation between KK1 and KK2 along the turbidite/chlorite-magnetite-shale contact. The drilling in this KK1-KK2 Gap showed significant encouraging results. At Kouremale, drilling tested north-striking structural features delineated by IP and geochemical surveys. The results at Kouremale were disappointing and no further work will be required on those targets. Field work on Block 2 consisted of surface mapping of a newly discovered gold occurrence.

8

  Group income statement

		Quarter ended March 2014	Quarter ended December 2013	Quarter ended March 2013	Year ended December 2013
US Dollar million	Notes	Reviewed	Reviewed	Reviewed	Audited

Revenue	2	1,359	1,474	1,518	5,708

Gold income	2	1,324	1,418	1,463	5,497
Cost of sales	3	(1,012)	(1,042)	(1,029)	(4,146)
(Loss) gain on non-hedge derivatives and other commodity contracts		(16)	28	-	94

Gross profit		296	404	434	1,445
Corporate administration, marketing and other expenses		(25)	(37)	(65)	(201)
Exploration and evaluation costs		(30)	(41)	(79)	(255)
Other operating expenses	4	(5)	(1)	(1)	(19)
Special items	5	(7)	(90)	(25)	(3,410)

Operating profit (loss)		229	235	264	(2,440)
Dividends received	2	-	-	5	5
Interest received	2	6	15	6	39
Exchange (loss) gain		(6)	4	(4)	14
Finance costs and unwinding of obligations	6	(71)	(75)	(64)	(296)
Fair value adjustment on $1.25bn bonds		(70)	(12)	-	(58)
Fair value adjustment on option component of convertible bonds		-	-	9	9
Fair value adjustment on mandatory convertible bonds		-	-	137	356
Share of associates and joint ventures’ profit (loss)	7	19	4	(7)	(162)

Profit (loss) before taxation		107	171	346	(2,533)
Taxation	8	(62)	(426)	(98)	333

Profit (loss) for the period		45	(255)	248	(2,200)

Allocated as follows:
Equity shareholders		39	(305)	239	(2,230)
Non-controlling interests		6	50	9	30

		45	(255)	248	(2,200)

Basic earnings (loss) per ordinary share (cents) (1)		10	(75)	62	(568)
Diluted earnings (loss) per ordinary share (cents) (2)		10	(75)	27	(631)

(1) Calculated on the basic weighted average number of ordinary shares. (2) Calculated on the diluted weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.

The reviewed financial statements for the three months ended 31 March 2014 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group’s Chief Accounting Officer. This process was supervised by Mr Richard Duffy, the Group’s Chief Financial Officer and Mr Srinivasan Venkatakrishnan, the Group’s Chief Executive Officer. The financial statements for the quarter ended 31 March 2014 were reviewed, but not audited, by the Group’s statutory auditors, Ernst & Young Inc. A copy of their unmodified review report is available for inspection at the company’s head office.

9

  Group statement of comprehensive income

	Quarter	Quarter	Quarter	Year
	ended	ended	ended	ended
	March	December	March	December
	2014	2013	2013	2013
US Dollar million	Reviewed	Reviewed	Reviewed	Audited

Profit (loss) for the period	45	(255)	248	(2,200)

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(8)	(85)	(149)	(433)
Share of associates and joint ventures other comprehensive income	1	-	-	-

Net gain (loss) on available-for-sale financial assets	9	-	(14)	(23)
Release on impairment of available-for-sale financial assets (note 5)	-	1	12	30
Release on disposal of available-for-sale financial assets	-	-	-	(1)
Cash flow hedges	-	1	-	1
Deferred taxation thereon	(4)	-	2	2
	5	2	-	9

Items that will not be reclassified subsequently to profit or loss:
Actuarial gain recognised	10	52	-	69
Deferred taxation thereon	(2)	(15)	-	(20)
	8	37	-	49

Other comprehensive income (loss) for the period, net of tax	6	(46)	(149)	(375)

Total comprehensive income (loss) for the period, net of tax	51	(301)	99	(2,575)

Allocated as follows:
Equity shareholders	45	(351)	90	(2,605)
Non-controlling interests	6	50	9	30
	51	(301)	99	(2,575)
Rounding of figures may result in computational discrepancies.

10

  Group statement of financial position

		As at	As at	As at
		March	December	March
		2014	2013	2013
US Dollar million	Notes	Reviewed	Audited	Reviewed

ASSETS

Non-current assets

Tangible assets		4,885	4,815	7,743

Intangible assets		269	267	321

Investments in associates and joint ventures		1,391	1,327	1,172

Other investments		141	131	147

Inventories		617	586	647

Trade and other receivables		25	29	48

Deferred taxation		169	177	93

Cash restricted for use		37	31	29

Other non-current assets		50	41	7

		7,584	7,404	10,207

Current assets

Other investments		1	1	-

Inventories		1,016	1,053	1,196

Trade and other receivables		380	369	466

Cash restricted for use		14	46	34

Cash and cash equivalents		525	648	680

		1,936	2,117	2,376

Non-current assets held for sale	15	158	153	-

		2,094	2,270	2,376

TOTAL ASSETS		9,678	9,674	12,583

EQUITY AND LIABILITIES

Share capital and premium	11	7,024	7,006	6,752

Accumulated losses and other reserves		(3,884)	(3,927)	(1,204)

Shareholders’ equity		3,140	3,079	5,548

Non-controlling interests		35	28	21

Total equity		3,175	3,107	5,569

Non-current liabilities

Borrowings		3,569	3,633	2,844

Environmental rehabilitation and other provisions		1,013	963	1,174

Provision for pension and post-retirement benefits		152	152	205

Trade, other payables and deferred income		14	4	2

Derivatives		-	-	1

Deferred taxation		579	579	1,063

		5,327	5,331	5,289

Current liabilities

Borrowings		235	258	662

Trade, other payables and deferred income		793	820	929
Bank overdraft		22	20	-

Taxation		67	81	134

		1,117	1,179	1,725

Non-current liabilities held for sale	15	59	57	-

		1,176	1,236	1,725

Total liabilities		6,503	6,567	7,014

TOTAL EQUITY AND LIABILITIES		9,678	9,674	12,583

Rounding of figures may result in computational discrepancies.

11

  Group statement of cash flows

	Quarter	Quarter	Quarter	Year
	ended	ended	ended	ended
	March	December	March	December
	2014	2013	2013	2013
US Dollar million	Reviewed	Reviewed	Reviewed	Audited

Cash flows from operating activities
Receipts from customers	1,288	1,479	1,492	5,709
Payments to suppliers and employees	(905)	(1,039)	(1,084)	(4,317)

Cash generated from operations	383	440	408	1,392
Dividends received from joint ventures	-	-	8	18
Taxation refund	37	22	-	23
Taxation paid	(70)	(31)	(60)	(187)

Net cash inflow from operating activities	350	431	356	1,246

Cash flows from investing activities
Capital expenditure	(220)	(372)	(384)	(1,501)
Interest capitalised and paid	-	-	(4)	(5)
Expenditure on intangible assets	-	(17)	(13)	(68)
Proceeds from disposal of tangible assets	-	2	-	10
Other investments acquired	(26)	(18)	(32)	(91)
Proceeds from disposal of other investments	24	15	27	81
Investments in associates and joint ventures	(40)	(78)	(150)	(472)
Proceeds from disposal of associates and joint ventures	-	-	5	6
Loans advanced to associates and joint ventures	(4)	(14)	-	(41)
Loans repaid by associates and joint ventures	-	-	-	33
Dividends received	-	-	5	5
Proceeds from disposal of subsidiary	-	-	1	2
Reclassification of cash balances to held for sale assets	(1)	3	-	(2)
Decrease (increase) in cash restricted for use	26	(13)	-	(20)
Interest received	4	10	4	23

Net cash outflow from investing activities	(237)	(482)	(541)	(2,040)

Cash flows from financing activities
Proceeds from borrowings	15	238	146	2,344
Repayment of borrowings	(171)	(260)	(95)	(1,486)
Finance costs paid	(81)	(42)	(37)	(200)
Revolving credit facility and bond transaction costs	-	(2)	(5)	(36)
Dividends paid	-	(11)	(26)	(62)

Net cash (outflow) inflow from financing activities	(237)	(77)	(17)	560

Net decrease in cash and cash equivalents	(124)	(128)	(202)	(234)
Translation	(1)	(5)	(10)	(30)
Cash and cash equivalents at beginning of period	628	761	892	892

Cash and cash equivalents at end of period (1)	503	628	680	628

Cash generated from operations
Profit (loss) before taxation	107	171	346	(2,533)
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	16	(28)	-	(94)
Amortisation of tangible assets	175	202	213	775
Finance costs and unwinding of obligations	71	75	64	296
Environmental, rehabilitation and other expenditure	8	(37)	(8)	(66)
Special items	6	88	30	3,399
Amortisation of intangible assets	9	9	2	24
Fair value adjustment on $1.25bn bonds	70	12	-	58
Fair value adjustment on option component of convertible bonds	-	-	(9)	(9)
Fair value adjustment on mandatory convertible bonds	-	-	(137)	(356)
Interest received	(6)	(15)	(6)	(39)
Share of associates and joint ventures’ (profit) loss	(19)	(4)	7	162
Other non-cash movements	13	7	4	25
Movements in working capital	(67)	(40)	(98)	(250)

	383	440	408	1,392

Movements in working capital
Increase in inventories	(10)	(26)	(39)	(142)
(Increase) decrease in trade and other receivables	(36)	20	18	69
Decrease in trade, other payables and deferred income	(21)	(34)	(77)	(177)

	(67)	(40)	(98)	(250)

(1) The cash and cash equivalents balance at 31 March 2014 includes a bank overdraft included in the statement of financial position as part of current liabilities of $22m (31 December 2013 : $20m)

Rounding of figures may result in computational discrepancies.

12

Group statement of changes in equity

	Equity holders of the parent
US Dollar million	Share capital and premium	Other capital reserves	Accumu- lated losses	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non- controlling interests	Total equity

Balance at 31 December 2012	6,742	177	(806)	(2)	13	(89)	(562)	5,473	21	5,494

Profit for the period			239					239	9	248

Other comprehensive loss							(149)	(149)		(149)

Total comprehensive income (loss)	-	-	239	-	-	-	(149)	90	9	99

Shares issued	10							10		10
Share-based payment for share awards net of exercised		(4)						(4)		(4)

Dividends paid			(21)					(21)		(21)

Dividends of subsidiaries								-	(9)	(9)

Translation		(11)	5		(1)	7		-		-
Balance at 31 March 2013	6,752	162	(583)	(2)	12	(82)	(711)	5,548	21	5,569

Balance at 31 December 2013	7,006	136	(3,061)	(1)	18	(25)	(994)	3,079	28	3,107

Profit for the period			39					39	6	45

Other comprehensive income (loss)		1			5	8	(8)	6		6

Total comprehensive income (loss)	-	1	39	-	5	8	(8)	45	6	51

Shares issued	18							18		18

Share-based payment for share awards net of exercised		(2)						(2)		(2)

Translation		1	(2)					(1)	1	-
Balance at 31 March 2014	7,024	136	(3,024)	(1)	23	(17)	(1,002)	3,140	35	3,175

  Rounding of figures may result in computational discrepancies.

13

Segmental reporting

AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

		Quarter ended		Year ended
	Mar 2014	Dec 2013	Mar 2013	Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Gold income
South Africa	372	428	507	1,810
Continental Africa	532	568	535	2,111
Australasia	215	192	94	441
Americas	310	335	395	1,425
	1,429	1,523	1,532	5,787
Equity-accounted investments included above	(105)	(105)	(69)	(290)
	1,324	1,418	1,463	5,497

Gross profit (loss)
South Africa	44	134	154	510
Continental Africa	119	117	129	475
Australasia	59	30	3	(9)
Americas	92	125	177	516
Corporate and other	(1)	5	(5)	-
	313	410	457	1,492
Equity-accounted investments included above	(17)	(6)	(23)	(47)
	296	404	434	1,445
Capital expenditure
South Africa	51	112	101	451
Continental Africa	127	212	208	839
Australasia	27	35	101	285
Americas	69	116	98	410
Corporate and other	-	2	4	8
	274	477	512	1,993
Equity-accounted investments included above	(53)	(94)	(97)	(411)
	221	383	415	1,582

		Quarter ended		Year ended
	Mar 2014	Dec 2013	Mar 2013	Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	oz (000)
Gold production
South Africa	290	339	327	1,302
Continental Africa	374	460	276	1,460
Australasia	155	169	61	342
Americas	236	262	234	1,001
	1,055	1,229	899	4,105

		As at Mar 2014	As at Dec 2013	As at Mar 2013
		Reviewed	Audited	Reviewed
		US Dollar million
Total assets (1)
South Africa		2,311	2,325	2,841
Continental Africa		3,478	3,391	5,092
Australasia		1,059	1,108	1,143
Americas		2,263	2,203	2,880
Corporate and other		567	647	627
		9,678	9,674	12,583

(1)

During the 2013 year, pre tax impairments, derecognition of goodwill, tangible assets and intangible assets of $3,029m were accounted for in South Africa ($311m), Continental Africa ($1,776m) and the Americas ($942m).

Rounding of figures may result in computational discrepancies.

14

Notes

for the quarter ended 31 March 2014

1.	Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2013 except for the adoption of new standards and interpretations effective 1 January 2014 (note 14).

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS 34, IFRS as issued by the International Accounting Standards Board, the South African Institute of Chartered Accountants Financial Reporting Guides as issued by the Accounting Practices Committee, Financial Reporting Pronouncements as issued by Financial Reporting Standards Council, JSE Listings Requirements and in the manner required by the South African Companies Act, 2008 (as amended) for the preparation of financial information of the group for the quarter ended 31 March 2014.

2.	Revenue

		Quarter ended		Year ended
	Mar 2014	Dec 2013	Mar 2013	Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Gold income	1,324	1,418	1,463	5,497
By-products (note 3)	29	39	34	149
Dividends received	-	-	5	5
Royalties received (note 5)	1	1	10	18
Interest received	6	15	6	39
	1,359	1,474	1,518	5,708

3.	Cost of sales

		Quarter ended		Year ended
	Mar 2014	Dec 2013	Mar 2013	Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Cash operating costs	762	858	785	3,274
By-products revenue (note 2)	(29)	(39)	(34)	(149)
	733	819	751	3,125
Royalties	37	32	37	129
Other cash costs	8	10	9	43
Total cash costs	778	861	797	3,297
Retrenchment costs	6	16	6	69
Rehabilitation and other non-cash costs	22	(11)	11	18
Production costs	806	866	814	3,384
Amortisation of tangible assets	175	202	213	775
Amortisation of intangible assets	9	9	2	24
Total production costs	990	1,077	1,029	4,183
Inventory change	22	(35)	-	(37)
	1,012	1,042	1,029	4,146

4.	Other operating expenses

		Quarter ended		Year ended
	Mar 2014	Dec 2013	Mar 2013	Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
Pension and medical defined benefit provisions	2	(1)	4	14
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and care and maintenance of old tailings operations	3	2	(3)	5
	5	1	1	19

Rounding of figures may result in computational discrepancies.

15

5.	Special items

	Mar 2014 Reviewed	Quarter ended Dec 2013 Reviewed	Mar 2013 Reviewed	Year ended Dec 2013 Audited
	US Dollar million
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 9)	-	36	1	3,029
Impairment of other investments (note 9)	-	1	12	30
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 9)	2	-	1	(2)
Royalties received (note 2)	(1)	(1)	(10)	(18)
Indirect tax expenses and legal claims	-	7	3	43
Inventory write-off due to fire at Geita	-	-	14	14
Insurance proceeds on Geita claim	-	(13)	-	(13)
Legal fees and other costs related to contract termination and settlement costs	6	16	4	19
Write-down of stockpiles and heap leach to net realisable value and other stockpile adjustments	-	38	-	216
Retrenchment and related costs	-	4	-	24
Write-off of a loan	-	-	-	7
Costs on early settlement of convertible bonds and transaction costs on the $1.25bn bond and standby facility	-	2	-	61
	7	90	25	3,410

For the quarter ended 31 March 2014, no asset impairments were recognised. During the year ended 31 December 2013, impairment, derecognition of assets and write-down of inventories to net realisable value and other stockpile adjustments include the following:

The group reviews and tests the carrying value of its mining assets (including ore-stock piles) when events or changes in circumstances suggest that the carrying amount may not be recoverable.

During June 2013, consideration was given to a range of indicators including a decline in gold price, increase in discount rates and reduction in market capitalisation. As a result, certain cash generating units’ recoverable amounts, including Obuasi and Geita in Continental Africa, Moab Khotsong in South Africa and CC&V and AGA Mineração in the Americas, did not support their carrying values and impairment losses were recognised during 2013. The impairment for these cash generating units represents 80% of the total impairment and range between $200m and $700m per cash generating unit on a post taxation basis.

The indicators were re-assessed as at 31 December 2013 as part of the annual impairment assessment cycle and the conditions that arose in June 2013 were largely unchanged and no further cash generating unit impairments arose.

	Goodwill impairment	Tangible asset impairment	Intangible asset impairment	Asset derecognition(1)	Investments in equity- accounted associates and joint ventures impairment	Inventory write-down and other stockpile adjustments	Pre- tax sub total	Taxation thereon	Post- tax total
	US Dollar million
South Africa	-	308	-	3	-	1	312	(86)	226
Continental Africa	-	1,651	20	105	179	200	2,155	(564)	1,591
Americas	15	910	16	1	-	15	957	(333)	624
Corporate and other	-	-	-	-	16	-	16	-	16
	15	2,869	36	109	195	216	3,440	(983)	2,457

(1)	The Mongbwalu project in the Democratic Republic of the Congo was discontinued.

Impairment calculation assumptions as at 31 December 2013 – goodwill, tangible and intangible assets

Management assumptions for the value in use of tangible assets and goodwill include:

—

the gold price assumption represents management’s best estimate of the future price of gold. A long-term real gold price of $1,269/oz (2012: $1,584/oz) is based on a range of economic and market conditions that will exist over the remaining useful life of the assets.

Annual life of mine plans take into account the following:

—	proved and probable Ore Reserve;
—	value beyond proved and probable reserves (including exploration potential) determined using the gold price assumption referred to above;
—

In determining the impairment, the real pre-tax rate, per cash generating unit ranged from 6.21% to 18.07% which was derived from the group’s weighted average cost of capital (WACC) and risk factors consistent with the basis used in 2012. At 31 December 2013, the group WACC was 7.30% (real post-tax) which is 204 basis points higher than in 2012 of 5.26%, and is based on the average capital structure of the group and three major gold companies considered to be appropriate peers. In determining the WACC for each cash generating unit, sovereign and mining risk factors are considered to determine country specific risks. Project risk has been applied to cash flows relating to certain mines that are deep level underground mining projects below infrastructure in South Africa and Continental Africa region;

—	foreign currency cash flows translated at estimated forward exchange rates and then discounted using appropriate discount rates for that currency;
—	cash flows used in impairment calculations are based on life of mine plans which range from 3 years to 47 years; and
—	variable operating cash flows are increased at local Consumer Price Index rates.

Rounding of figures may result in computational discrepancies.

16

Impairment calculation assumptions – Investments in equity-accounted associates and joint ventures

The impairment indicators considered the quoted share price, current financial position and decline in anticipated operating results. Included in share of equity-accounted investments’ loss of $162m for the year ended 31 December 2013 is an impairment of $195m and an impairment reversal of $31m.

Net realisable value calculation assumptions as at 31 December 2013 – Inventory

Impairments of $178m were raised at 30 June 2013 to net realisable value based on a spot price of $1,200. Additional impairments of $38m were raised at 31 December 2013 due to stockpile abandonments and other specific adjustments. The practice of writing down inventories to the lower of cost or net realisable value is consistent with the view that assets should not be carried in excess of amounts expected to be realised from their sale or use.

6.	Finance costs and unwinding of obligations

	Mar 2014 Reviewed	Quarter ended Dec 2013 Reviewed	Mar 2013 Reviewed	Year ended Dec 2013 Audited
	US Dollar million
Finance costs	64	67	49	247
Unwinding of obligations, accretion of convertible bonds and other discounts	7	8	15	49
	71	75	64	296

7.	Share of associates and joint ventures’ profit (loss)

	Mar 2014 Reviewed	Quarter ended Dec 2013 Reviewed	Mar 2013 Reviewed	Year ended Dec 2013 Audited
	US Dollar million
Revenue	117	117	80	334
Operating costs, special items and other expenses	(99)	(111)	(71)	(315)
Net interest received	2	1	-	4
Profit before taxation	20	7	9	23
Taxation	(1)	(2)	(9)	(21)
Profit after taxation	19	5	-	2
Net impairment of investments in associates and joint ventures (note 9)	-	(1)	(7)	(164)
	19	4	(7)	(162)

8.	Taxation

	Mar 2014	Quarter ended Dec 2013	Mar 2013	Year ended Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
South African taxation
Mining tax	14	1	17	7
Non-mining tax	(3)	-	-	1
Prior year over provision	(2)	(25)	(1)	(26)
Deferred taxation
Temporary differences	(20)	13	10	(39)
Unrealised non-hedge derivatives and other commodity contracts	(4)	8	-	25
	(15)	(3)	25	(32)

Foreign taxation
Normal taxation	46	96	54	160
Prior year over provision	(3)	-	-	(8)
Deferred taxation(1)
Temporary differences	33	333	17	(453)
	77	429	72	(301)

	62	426	98	(333)

(1)

Included in temporary differences under Foreign taxation in 2013, is a tax credit relating to impairments, derecognition of assets of $915m and write-down of inventories of $68m. In addition, in quarter four of 2013, deferred tax assets of $270m and $60m were derecognised in Obuasi and CC&V respectively.

17

9.	Headline earnings (loss)

	Mar 2014	Quarter ended Dec 2013	Mar 2013	Year ended Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
	US Dollar million
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings:
Profit (loss) attributable to equity shareholders	39	(305)	239	(2,230)
Net impairment and derecognition of goodwill, tangible assets and intangible assets (note 5)	-	36	1	3,029
Net loss (profit) on disposal and derecognition of land, mineral rights, tangible assets and exploration properties (note 5)	2	-	1	(2)
Impairment of other investments (note 5)	-	1	12	30
Net impairment of investments in associates and joint ventures (note 7)	-	1	7	164
Special items of associates and joint ventures	-	2	-	2
Taxation - current portion	-	1	-	-
Taxation - deferred portion	(3)	(12)	(1)	(915)
	38	(276)	259	78

Headline earnings (loss) per ordinary share (cents) (1)	9	(68)	67	20
Diluted headline earnings (loss) per ordinary share (cents)	9	(68)	32	(62)

(1)	Calculated on the basic weighted average number of ordinary shares.

10.	Number of shares

	Mar 2014	Quarter ended Dec 2013	Mar 2013	Year ended Dec 2013
	Reviewed	Reviewed	Reviewed	Audited
Authorised number of shares:
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000

Issued and fully paid number of shares:
Ordinary shares in issue	403,087,362	402,628,406	383,626,668	402,628,406
E ordinary shares in issue	697,896	712,006	1,610,376	712,006
Total ordinary shares:	403,785,258	403,340,412	385,237,044	403,340,412
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896

In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	402,785,093	402,462,266	383,423,554	389,184,639
E ordinary shares	704,108	1,062,510	1,613,092	1,460,705
Fully vested options	2,477,845	1,477,629	2,038,229	1,979,920
Weighted average number of shares	405,967,046	405,002,405	387,074,875	392,625,264
Dilutive potential of share options	1,185,208	-	1,210,482	-
Dilutive potential of convertible bonds	-	-	18,140,000	12,921,644
Diluted number of ordinary shares	407,152,254	405,002,405	406,425,357	405,546,908

11.	Share capital and premium

	Mar 2014	As at Dec 2013	Mar 2013
	Reviewed	Audited	Reviewed
	US Dollar Million
Balance at beginning of period	7,074	6,821	6,821
Ordinary shares issued	13	259	11
E ordinary shares issued and cancelled	-	(6)	-
Sub-total	7,087	7,074	6,832
Redeemable preference shares held within the group	(53)	(53)	(53)
Ordinary shares held within the group	-	(6)	(11)
E ordinary shares held within the group	(10)	(9)	(16)
Balance at end of period	7,024	7,006	6,752

Rounding of figures may result in computational discrepancies.

18

12.	Exchange rates

	Mar 2014	Dec 2013	Mar 2013
	Unaudited	Unaudited	Unaudited
ZAR/USD average for the year to date	10.82	9.62	8.91
ZAR/USD average for the quarter	10.82	10.12	8.91
ZAR/USD closing	10.52	10.45	9.21

AUD/USD average for the year to date	1.12	1.03	0.96
AUD/USD average for the quarter	1.12	1.08	0.96
AUD/USD closing	1.08	1.12	0.96

BRL/USD average for the year to date	2.36	2.16	2.00
BRL/USD average for the quarter	2.36	2.27	2.00
BRL/USD closing	2.26	2.34	2.01

ARS/USD average for the year to date	7.60	5.48	5.01
ARS/USD average for the quarter	7.60	6.07	5.01
ARS/USD closing	8.00	6.52	5.12

13.	Capital commitments

	Mar 2014	Dec 2013	Mar 2013
	Reviewed	Audited	Reviewed
	US Dollar Million
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	379	437	1,210

(1)	Includes capital commitments relating to associates and joint ventures.

Rounding of figures may result in computational discrepancies.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

14.	Change in accounting policies

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 January 2014:

IFRS 10, IFRS 12 and IAS 27	Amendment – Exception from consolidation for “investment entities”
IAS 32	Amendment – Financial Instruments: Presentation, offsetting financial assets and financial liabilities
IAS 39	Amendment – Financial instruments, Recognition and measurement novation of derivatives and continuation of hedge accounting
IFRIC 21	Levies

15.	Non-current assets and liabilities held for sale

Effective 30 April 2013, AngloGold Ashanti announced its plan to sell the Navachab mine in Namibia. The Navachab gold mine is situated close to Karibib, about 170 kilometres northwest of the Namibian capital, Windhoek. It is included in the Continental Africa reporting segment. The open-pit mine, which began operations in 1989, has a processing plant that handles 120,000 metric tons a month. The mine produced 63,000 ounces of gold in 2013 (2012: 74,000 ounces).

On 10 February 2014, AngloGold Ashanti announced that it signed a binding agreement to sell Navachab to a wholly-owned subsidiary of QKR Corporation Ltd (QKR). The agreement provides for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account Navachab’s net debt and working capital position on the closing date of the transaction. The upfront consideration is payable in cash on the closing date. In addition, AngloGold Ashanti will receive deferred consideration in the form of a net smelter return (NSR). The NSR is to be paid quarterly for a period of seven years following the second anniversary of the closing date and will be determined at 2% of ounces sold by Navachab during a relevant quarter subject to a minimum average gold price of US$1,350 per ounce being achieved and capped at a maximum of 18,750 ounces sold per quarter.

The transaction is subject to fulfilment of a number of conditions precedent, including Namibian and South African regulatory and third party approvals, which are expected to be obtained over the next several months. Navachab is not a discontinued operation and is not viewed as part of the core assets of the company.

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16.	Financial risk management activities

Borrowings

The $1.25bn bonds and the mandatory convertible bonds settled in September 2013, are carried at fair value. The convertible bonds, settled 99.1% in August 2013 and in full in November 2013, and rated bonds are carried at amortised cost and their fair values are their closing market values at the reporting date. The interest rate on the remaining borrowings is reset on a short-term floating rate basis, and accordingly the carrying amount is considered to approximate fair value.

		As at
	Mar	Dec	Mar
	2014	2013	2013
	Reviewed	Audited	Reviewed
Carrying amount	3,804	3,891	3,506
Fair value	3,743	3,704	3,648

Derivatives

The fair value of derivatives is estimated based on ruling market prices, volatilities, interest rates and credit risk and includes all derivatives carried in the statement of financial position.

Embedded derivatives and the conversion features of convertible bonds are included as derivatives on the statement of financial position.

The following inputs were used in the valuation of the conversion features of the convertible bonds:

			Quarter ended	Quarter ended	Quarter ended
			Mar 2014	Dec 2013	Mar 2013
Market quoted bond price		%	-	-	101.6
Fair value of bonds excluding conversion feature		%	-	-	101.6
Fair value of conversion feature		%	-	-	-
Total issued bond value	$	m	-	-	732.5

The option component of the convertible bonds is calculated as the difference between the price of the bonds including the option component (bond price) and the price excluding the option component (bond floor price).

Derivative assets (liabilities) comprise the following:

	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	non-	non-	non-	non-	non-	non-
	hedge	hedge	hedge	hedge	hedge	hedge
	accounted	accounted	accounted	accounted	accounted	accounted
US Dollar million	March 2014		December 2013		March 2013
Embedded derivatives	-	-	-	-	-	(1)
Option component of convertible bonds	-	-	-	-	-	-
Total derivatives	-	-	-	-	-	(1)

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:	quote prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following tables set out the group’s financial assets and liabilities measured at fair value by level within the fair value hierarchy:

Type of instrument

US Dollar million	March 2014				December 2013				March 2013
Assets measured at fair value
Available-for-sale financial assets
Equity securities	60	-	-	60	47	-	-	47	56	2	-	58
Liabilities measured at fair value
Financial liabilities at fair value through profit or loss
Option component of convertible bonds	-	-	-	-	-	-	-	-	-	-	-	-
Embedded derivatives	-	-	-	-	-	-	-	-	-	1	-	1
Mandatory convertible bonds	-	-	-	-	-	-	-	-	448	-	-	448
$1.25bn bonds	1,400	-	-	1,400	1,353	-	-	1,353	-	-	-	-

Rounding of figures may result in computational discrepancies.

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17.	Contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 March are detailed below:

Contingencies and guarantees
	Mar 2014	Mar 2013
	Reviewed	Restated
	US Dollar million
Contingent liabilities
Groundwater pollution (1)	-	-
Deep groundwater pollution – Africa (2)	-	-
Indirect taxes – Ghana (3)	29	25
Litigation – Ghana (4) (5) (6)	97	-
ODMWA litigation (7)	211	-
Other tax disputes – AngloGold Ashanti Brasil Mineração Ltda (8)	38	40
Sales tax on gold deliveries – Mineração Serra Grande S.A.(9)	107	161
Other tax disputes – Mineração Serra Grande S.A.(10)	17	19
Tax dispute - AngloGold Ashanti Colombia S.A.(11)	191	156
Tax dispute - Cerro Vanguardia S.A.(12)	52	-
Tax dispute – AngloGold Ashanti Ltd.(13)	8	-

Contingent assets
Indemnity – Kinross Gold Corporation (14)	(64)	(93)
Royalty – Tau Lekoa Gold Mine (15)	-	-

Financial Guarantees
Oro Group (Pty) Limited (16)	10	11
	696	319

(1)

Groundwater pollution - AngloGold Ashanti Limited has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvements in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but have not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2)

Deep groundwater pollution - The group has identified a flooding and future pollution risk posed by deep groundwater in certain underground mines in Africa. Various studies have been undertaken by AngloGold Ashanti Limited since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, in South Africa, the Mineral and Petroleum Resources Development Act (MPRDA) requires that the affected mining companies develop a Regional Mine Closure Strategy to be approved by the Department of Mineral Resources. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3)

Indirect taxes - AngloGold Ashanti (Ghana) Limited (AGAG) received a tax assessment for the 2006 to 2008 and for the 2009 to 2011 tax years following audits by the tax authorities which related to various indirect taxes amounting to $29m (2013: $25m). Management is of the opinion that the indirect taxes were not properly assessed and the company has lodged an objection.

(4)

Litigation - On 11 October 2011, AGAG terminated its commercial arrangements with Mining and Building Contractors Limited (MBC) relating to certain underground development, construction on bulkheads and diamond drilling services provided by MBC in respect of the Obuasi mine. On 8 November 2012, as a result of this termination, AGAG and MBC concluded a separation agreement that specified the terms on which the parties agreed to sever their commercial relationship. On 23 July 2013, MBC commenced proceedings against AGAG in the High Court of Justice (Commercial Division) in Accra, Ghana, and served a writ of summons that claimed a total of approximately $ 97m in damages. MBC asserts various claims for damages, including, among others, as a result of the breach of contract, non-payment of outstanding historical indebtedness by AGAG and the demobilisation of equipment, spare parts and material acquired by MBC for the benefit of AGAG in connection with operations at the Obuasi mine in Ghana. MBC has also asserted various labour claims on behalf of itself and certain of its former contractors and employees at the Obuasi mine. On 9 October 2013, AGAG filed a motion in court to refer the action or a part thereof to arbitration. This motion was set to be heard on 25 October 2013, however, on 24 October 2013, MBC filed a motion to discontinue the action with liberty to reapply. On 20 February 2014, AGAG was served with a new writ for approximately $97m, as previously claimed. On 5 May 2014, the court dismissed AGAG’s application for stay of proceedings pending arbitration and ordered AGAG to file its statement of defence within 14 days. AGAG intends to appeal this ruling.

(5)

Litigation – AGAG received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP) which was decommissioned in 2000. The claim is to award general damages, special damages for medical treatment and punitive damages, as well as several orders relating to the operation of the PTP. The plaintiffs subsequently amended their writ to include their respective addresses. AGAG filed a defence to the amended writ on 16 July 2013 and are awaiting the plaintiffs to apply for directions. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

21

(6)

Litigation – five executive members of the PTP (AGA) Smoke Effect Association (PASEA) sued AGAG on 24 February 2014 in their personal capacity and on behalf of the members of PASEA. The plaintiffs claim that they were residents of Tutuka, Sampsonkrom, Anyimadukrom, Kortkortesua, Abomperkrom, and PTP Residential Quarters, all suburbs of Obuasi, in close proximity to the now decommissioned Pompara Treatment Plant (PTP). The plaintiffs claim they have been adversely affected by the operations of the PTP. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(7)

Occupational Diseases in Mines and Works Act (ODMWA) litigation – On 3 March 2011, in Mankayi vs. AngloGold Ashanti, the Constitutional Court of South Africa held that section 35(1) of the Compensation for Occupational Injuries and Diseases Act, 1993 does not cover an “employee” who qualifies for compensation in respect of “compensable diseases” under the Occupational Diseases in Mines and Works Act, 1973 (ODMWA). This judgement allows such qualifying employee to pursue a civil claim for damages against the employer. Following the Constitutional Court decision, AngloGold Ashanti has become subject to numerous claims relating to Silicosis and other Occupational Lung Diseases (OLD), including several potential class actions and individual claims.

For example, on or about 21 August 2012, AngloGold Ashanti was served with an application instituted by Bangumzi Bennet Balakazi (“the Balakazi Action”) and others in which the applicants seek an order declaring that all mine workers (former or current) who previously worked or continue to work in specified South African gold mines for the period owned by AngloGold Ashanti and who have silicosis or other OLD constitute members of a class for the purpose of proceedings for declaratory relief and claims for damages. In the event the class is certified, such class of workers would be permitted to institute actions by way of a summons against AngloGold Ashanti for amounts as yet unspecified. On 4 September 2012, AngloGold Ashanti delivered its notice of intention to defend this application. AngloGold Ashanti also delivered a formal request for additional information that it requires to prepare its affidavits in respect to the allegations and the request for certification of a class.

In addition, on or about 8 January 2013, AngloGold Ashanti and its subsidiary Free State Consolidated Gold Mines (Operations) Limited, alongside other mining companies operating in South Africa, were served with another application to certify a class (“the Nkala Action”). The applicants in the case seek to have the court certify two classes namely: (i) current and former mineworkers who have silicosis (whether or not accompanied by any other disease) and who work or have worked on certain specified gold mines at any time from 1 January 1965 to date; and (ii) the dependants of mineworkers who died as a result of silicosis (whether or not accompanied by any other disease) and who worked on these gold mines at any time after 1 January 1965. AngloGold Ashanti filed a notice of intention to oppose the application.

On 21 August 2013, an application was served on AngloGold Ashanti for the consolidation of the Balakazi Action and the Nkala Action, as well as a request for an amendment to change the scope of the classes the court was requested to certify in the previous applications that were initiated. The applicants now request certification of two classes (the “silicosis class” and the “tuberculosis class”). The silicosis class would consist of certain current and former mineworkers who have contracted silicosis, and the dependants of certain deceased mineworkers who have died of silicosis (whether or not accompanied by any other disease). The tuberculosis class would consist of certain current and former mineworkers who have or had contracted pulmonary tuberculosis and the dependants of certain deceased mineworkers who died of pulmonary tuberculosis (but excluding silico-tuberculosis). AngloGold Ashanti will defend against the request for certification of these classes in 2014.

In October 2012, AngloGold Ashanti received a further 31 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 31 summonses is approximately $7 million. On 22 October 2012, AngloGold Ashanti filed a notice of intention to oppose these claims and took legal exception to the summonses on the ground that certain particulars of claim were unclear. On 4 April 2014, the High Court of South Africa dismissed these exceptions and on 25 April 2014, Anglogold Ashanti filed its plea in this matter. The company will continue to defend these cases on their merits.

On or about 3 March 2014, AngloGold Ashanti received an additional 21 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 21 summonses is approximately $4.5 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 2 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 24 March 2014, AngloGold Ashanti received a further 686 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 686 summonses is approximately $109 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

On or about 1 April 2014, AngloGold Ashanti received a further 518 individual summonses and particulars of claim relating to silicosis and/or other OLD. The total amount claimed in the 518 summonses is approximately $90 million. AngloGold Ashanti has filed a notice of intention to oppose these claims. On 15 May 2014 AngloGold Ashanti filed a notice taking legal exception to the summonses on the ground that certain particulars of claim were unclear. The court date has not yet been set to hear the exceptions.

It is possible that additional class actions and/or individual claims relating to silicosis and/or other OLD will be filed against AngloGold Ashanti in the future. AngloGold Ashanti will defend all current and subsequently filed claims on their merits. Should AngloGold Ashanti be unsuccessful in defending any such claims, or in otherwise favourably resolving perceived deficiencies in the national occupational disease compensation framework that were identified in the earlier decision by the Constitutional Court, such matters would have an adverse effect on its financial position, which could be material. The company is unable to reasonably estimate its share of the amounts claimed.

(8)

Other tax disputes - In November 2007, the Departamento Nacional de Produção Mineral (DNPM), a Brazilian federal mining authority, issued a tax assessment against AngloGold Ashanti Brazil Mineração Ltda (AABM) in the

22

amount of $20m (2013: $21m) relating to the calculation and payment by AABM of the financial contribution on mining exploitation (CFEM) in the period from 1991 to 2006. AngloGold Ashanti Limited’s subsidiaries in Brazil are involved in various other disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18m (2013: $19m). Management is of the opinion that these taxes are not payable.

(9)	Sales tax on gold deliveries - In 2006, Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of state sales taxes at the rate of 12% on gold deliveries for export from one Brazilian state to another during the period from February 2004 to the end of May 2006. The first and second assessments are approximately $66m (2013: $99m) and $41m (2013: $62m) respectively. In November 2006, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. In November 2011 (first case) and June 2012 (second case), the administrative council’s full board approved the suspension of proceedings and the remittance of the matter to the Department of Supervision of Foreign Trade (COMEX) for review and verification. On 28 May 2013, the Full Board of the State of Goiás Tax Administrative Council ruled in favour of the State of Goiás, however reduced the penalties of the two tax assessments from 200% to 80%. The company is considering legal options available in this matter, since it believes that both assessments are in violation of federal legislation on sales taxes. MSG will be required to provide a bank guarantee to the tax authorities to proceed with legal discussion at the judiciary level. A decree has been signed by the Governor of the State of Goias which will enable companies to settle outstanding tax assessments. The implementing regulations are currently being drafted and MSG will be considering the options that may be open to it under the decree and implementing regulations which may result in the contingent liability referred to above being settled. Until the regulations are published and assessed by MSG it is not possible to determine any settlement value.

(10)

Other tax disputes - MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The assessment is approximately $17m (2013: $19m).

(11)

Tax dispute – AngloGold Ashanti Colombia S.A. (AGAC) received notice from the Colombian Tax Office (DIAN) that it disagreed with the company’s tax treatment of certain items in the 2011 and 2010 income tax returns. On 23 October 2013 AGAC received the official assessments from the DIAN which established that an estimated additional tax of $36m (2013: $25m) will be payable if the tax returns are amended. Penalties and interest for the additional taxes are expected to be $155m (2013: $131m), based on Colombian tax law. The company believes that it has applied the tax legislation correctly. AGAC requested that DIAN reconsider its decision and the company has been officially notified that DIAN will review its earlier ruling. This review is anticipated to take twelve months, at the end of which AGAC may file suit if the ruling is not reversed.

(12)

Tax dispute - On 12 July 2013, Cerro Vanguardia S.A. received a notification from the Argentina Tax Authority requesting corrections to the 2007, 2008 and 2009 income tax returns of about $15m relating to the non-deduction of tax losses previously claimed on hedge contracts. Penalties and interest on the disputed amounts are estimated at a further $37m. Management is of the opinion that the taxes are not payable and is preparing a response.

(13)

Tax dispute – on 7 April 2014 AngloGold Ashanti Limited received notification from the South African Revenue Service that certain corporate expenses have been disallowed. The total amount including penalties and interest is estimated at $8m and the company will be appealing against this decision.

(14)

Indemnity - As part of the acquisition by AngloGold Ashanti Limited of the remaining 50% interest in MSG during June 2012, Kinross Gold Corporation (Kinross) has provided an indemnity to a maximum amount of BRL255m against the specific exposures discussed in items 8 and 9 above. At 31 December 2013, the company has estimated that the maximum contingent asset is $64m (2013: $93m).

(15)

Royalty - As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5Moz by the Tau Lekoa Gold Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to an inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to an inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5Moz upon which the royalty is payable. The royalty is determined at 3% of the net revenue (being gross revenue less state royalties) generated by the Tau Lekoa assets. Royalties on 435,986oz (2013: 331,558oz) produced have been received to date.

(16)

Provision of surety - The company has provided surety in favour of a lender on a gold loan facility with its associate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $10m (2013: $11m). The probability of the non-performance under the surety ships is considered minimal. The suretyship agreements have a termination notice period of 90 days.

18.	Concentration of tax risk

There is a concentration of tax risk in respect of recoverable value added tax, fuel duties and appeal deposits from the Tanzanian government.

The recoverable value added tax, fuel duties and appeal deposits are summarised as follows:

2014 US Dollar million
Recoverable fuel duties (1)	17
Recoverable value added tax	19
Appeal deposits	4

(1)	Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities.

23

19.	Borrowings

AngloGold Ashanti’s borrowings are interest bearing.

20.	Subsequent events

In February 2014, Cerro Vanguardia Sociedad Anonima (a 92.5% held subsidiary of AngloGold Ashanti Limited) entered into a sale agreement with Franco Nevada Corporation, subject to certain conditions, related to the 2.0% NSR royalty on Yamana’s Gold Inc.’s Cerro Moro project located in Argentina for a cash consideration equal to the Argentine peso equivalent of US$23.5 million (as determined at the official Argentine peso/US$ exchange rate on closing). The conditions were met and the transaction closed on 24 April 2014.

21.	Announcements

AMCU Strike Notice: On 20 January 2014, AngloGold Ashanti confirmed that the Association of Mineworkers and Construction Union (AMCU) had served notice that it intended to call a strike by its members at the company’s South Africa operations, starting Thursday, 23 January 2014.

Threatened strike by AMCU declared unprotected: On 30 January 2014, AngloGold Ashanti announced that South Africa’s Labour Court had ruled that a strike threatened by AMCU at the company’s South Africa mines would be unprotected, and that employees should continue to proceed to work. Also, on 30 January 2014, the court granted an interim interdict and ruled that AMCU must return to court on 14 March 2014 to explain why the interim interdict should not be made permanent.

On 14 March 2014, a postponement was requested and a new court date was set for 5 June 2014. The interim interdict will remain in force until 5 June 2014.

AngloGold Ashanti enters into agreement to sell Navachab mine: On 10 February 2014, AngloGold Ashanti announced that it had signed a binding agreement, subject to certain conditions, to sell its entire interest in AngloGold Ashanti Namibia (Proprietary) Limited, a wholly owned subsidiary which owns the Navachab Gold Mine, to a wholly-owned subsidiary of QKR Corporation Limited. The agreement provided for an upfront consideration based on an enterprise value of US$110 million which will be adjusted to take into account the mine’s net debt and working capital position on the closing date of the transaction and is subject to a number of conditions precedent.

Changes to the Board of Directors: On 17 February 2014, AngloGold Ashanti announced that as a result of his increasing portfolio of professional commitments, Mr TT Mboweni had decided not to stand for re-election as an independent Non-Executive Director at the Annual General Meeting to be held on 14 May 2014. Mr Mboweni also stood down as Chairman on the same date. Mr SM Pityana was elected unanimously by the board to take over from Mr Mboweni. Prof LW Nkuhlu was also appointed Lead Independent Director.

AngloGold Ashanti announces new board appointment: on 25 March 2014 AngloGold Ashanti announced the appointment of Mr David L Hodgson as an independent non-executive director to its Board of Directors, with effect from 25 April 2014.

22.	Supplemental condensed consolidating financial information

AngloGold Ashanti Holdings plc (“IOMco”), a 100 percent wholly-owned subsidiary of AngloGold Ashanti, has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the United States of America and Namibia). The following is condensed consolidating financial information for the company as of 31 March 2014, 31 December 2013 and 31 March 2013 and for the three months ended 31 March 2014, 31 December 2013, 31 March 2013 and for the year ended 31 December 2013, with a separate column for each of AngloGold Ashanti Limited as Guarantor, IOMco as Issuer and the other subsidiaries of the company combined (the “Non-Guarantor Subsidiaries”). For the purposes of the condensed consolidating financial information, the company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the company’s consolidated financial statements.

24

  Condensed consolidating income statement for the quarter ended 31 March 2014

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	357	1	1,001	-	1,359
Gold income	347	-	977	-	1,324
Cost of sales	(291)	-	(721)	-	(1,012)
Gain on non-hedge derivatives and other commodity contracts	-	-	(16)	-	(16)
Gross profit	56	-	240	-	296
Corporate administration, marketing and other (expenses) income	(20)	29	(26)	(8)	(25)
Exploration and evaluation costs	(5)	-	(25)	-	(30)
Other operating expenses	(2)	-	(3)	-	(5)
Special items	-	(11)	5	(1)	(7)
Operating profit	29	18	191	(9)	229
Interest received	-	1	5	-	6
Exchange gain (loss)	13	-	(19)	-	(6)
Finance costs and unwinding of obligations	(5)	(52)	(14)	-	(71)
Fair value adjustment on $1.25bn bonds	-	(70)	-	-	(70)
Share of associates and joint ventures’ profit	-	-	19	-	19
Equity (loss) gain in subsidiaries	(1)	42	-	(41)	-
Profit (loss) before taxation	36	(61)	182	(50)	107
Taxation	3	(2)	(63)	-	(62)
Profit (loss) for the period	39	(63)	119	(50)	45
Allocated as follows:
Equity shareholders	39	(63)	113	(50)	39
Non-controlling interests	-	-	6	-	6
	39	(63)	119	(50)	45
Comprehensive income	45	(51)	137	(80)	51
Comprehensive income attributable to non-controlling interests	-	-	(6)	-	(6)
Comprehensive income attributable to AngloGold Ashanti	45	(51)	131	(80)	45

25

  Condensed consolidating income statement for the quarter ended 31 December 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	418	1	1,057	(2)	1,474
Gold income	422	-	1,046	(50)	1,418
Cost of sales	(295)	-	(747)	-	(1,042)
Gain on non-hedge derivatives and other commodity contracts	-	-	28	-	28
Gross profit	127	-	327	(50)	404
Corporate administration, marketing and other income (expenses)	15	(9)	(38)	(5)	(37)
Exploration and evaluation costs	(7)	(5)	(29)	-	(41)
Other operating income (expenses)	5	(4)	(3)	1	(1)
Special items	(1,473)	(63)	403	1,043	(90)
Operating (loss)/profit	(1,333)	(81)	660	989	235
Dividends received	2	-	-	(2)	-
Interest received	1	1	13	-	15
Exchange gain	-	1	3	-	4
Finance costs and unwinding of obligations	(6)	(54)	(15)	-	(75)
Fair value adjustment on $1.25bn bonds	-	(12)	-	-	(12)
Share of associates and joint ventures’ (loss) income	(1)	(2)	4	3	4
Equity gain in subsidiaries	1,045	145	-	(1,190)	-
(Loss) profit before taxation	(292)	(2)	665	(200)	171
Taxation	12	(2)	(436)	-	(426)
(Loss) profit before taxation	(280)	(4)	229	(200)	(255)
Preferred stock dividends	(25)	-	(25)	50	-
(Loss) profit for the period	(305)	(4)	204	(150)	(255)

Allocated as follows:
Equity shareholders	(305)	(4)	154	(150)	(305)
Non-controlling interests	-	-	50	-	50
	(305)	(4)	204	(150)	(255)

Comprehensive income	(351)	(7)	193	(136)	(301)
Comprehensive income attributable to non-controlling interests	-	-	(50)	-	(50)
Comprehensive income attributable to AngloGold Ashanti	(351)	(7)	143	(136)	(351)

26

  Condensed consolidating income statement for the quarter ended 31 March 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	493	-	1,025	-	1,518
Gold income	486	-	995	(18)	1,463
Cost of sales	(330)	-	(699)	-	(1,029)
Gross profit	156	-	296	(18)	434
Corporate administration, marketing and other (expenses) income	(45)	8	(17)	(11)	(65)
Exploration and evaluation costs	(4)	(1)	(74)	-	(79)
Other operating (expenses) income	(4)	-	3	-	(1)
Special items	2	(1)	(22)	(4)	(25)
Operating profit	105	6	186	(33)	264
Dividends received	5	-	-	-	5
Interest received	1	-	5	-	6
Exchange gain (loss)	2	(1)	(5)	-	(4)
Finance costs and unwinding of obligations	(5)	(27)	(32)	-	(64)
Fair value adjustment on option component of convertible bonds	-	-	9	-	9
Fair value adjustment on mandatory convertible bonds	-	-	137	-	137
Share of associates and joint ventures’ loss	-	(9)	(1)	3	(7)
Equity gain in subsidiaries	167	52	-	(219)	-
Profit before taxation	275	21	299	(249)	346
Taxation	(27)	(1)	(70)	-	(98)
Profit	248	20	229	(249)	248
Preferred stock dividends	(9)	-	(9)	18	-
Profit for the period	239	20	220	(231)	248

Allocated as follows:
Equity shareholders	239	20	211	(231)	239
Non-controlling interests	-	-	9	-	9
	239	20	220	(231)	248

Comprehensive income	90	21	216	(228)	99
Comprehensive income attributable to non-controlling interests	-	-	(9)	-	(9)
Comprehensive income attributable to AngloGold Ashanti	90	21	207	(228)	90

27

  Condensed consolidating income statement for the year ended 31 December 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Revenue	1,762	3	3,945	(2)	5,708
Gold income	1,747	-	3,864	(114)	5,497
Cost of sales	(1,302)	-	(2,844)	-	(4,146)
Gain on non-hedge derivatives and other commodity contracts	-	-	94	-	94
Gross profit	445	-	1,114	(114)	1,445
Corporate administration, marketing and other (expenses) income	(51)	6	(102)	(54)	(201)
Exploration and evaluation costs	(21)	(7)	(227)	-	(255)
Other operating expenses	(11)	(4)	(5)	1	(19)
Special items	(1,754)	(1,590)	(2,511)	2,445	(3,410)
Operating loss	(1,392)	(1,595)	(1,731)	2,278	(2,440)
Dividends received	7	-	-	(2)	5
Interest received	4	2	33	-	39
Exchange gain	10	1	3	-	14
Finance costs and unwinding of obligations	(23)	(155)	(118)	-	(296)
Fair value adjustment on $1.25bn bonds	-	(58)	-	-	(58)
Fair value adjustment on option component of convertible bonds	-	-	9	-	9
Fair value adjustment on mandatory convertible bonds	-	-	356	-	356
Share of associates and joint ventures’ loss	(143)	(19)	-	-	(162)
Equity loss in subsidiaries	(689)	(1,287)	-	1,976	-
Loss before taxation	(2,226)	(3,111)	(1,448)	4,252	(2,533)
Taxation	53	(6)	286	-	333
Loss	(2,173)	(3,117)	(1,162)	4,252	(2,200)
Preferred stock dividends	(57)	-	(57)	114	-
Loss for the year	(2,230)	(3,117)	(1,219)	4,366	(2,200)

Allocated as follows
Equity shareholders	(2,230)	(3,117)	(1,249)	4,366	(2,230)
Non-controlling interests	-	-	30	-	30
	(2,230)	(3,117)	(1,219)	4,366	(2,200)

Comprehensive income	(2,605)	(3,170)	(1,271)	4,471	(2,575)
Comprehensive income attributable to non-controlling interests	-	-	(30)	-	(30)
Comprehensive income attributable to AngloGold Ashanti	(2,605)	(3,170)	(1,301)	4,471	(2,605)

28

  Condensed consolidating statement of financial position as at 31 March 2014

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,427	-	3,458	-	4,885
Intangible assets	47	-	225	(3)	269
Investments in associates and joint ventures	2,587	3,972	1,213	(6,381)	1,391
Other investments	3	5	138	(5)	141
Inventories	-	-	617	-	617
Trade and other receivables	-	4	21	-	25
Deferred taxation	-	-	169	-	169
Cash restricted for use	-	-	37	-	37
Other non-current assets	50	-	-	-	50
	4,114	3,981	5,878	(6,389)	7,584
Current assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	510	2,508	1,610	(3,232)	1,396
Cash restricted for use	1	-	13	-	14
Cash and cash equivalents	70	251	204	-	525
	581	2,759	1,828	(3,232)	1,936
Non-current assets held for sale	5	-	158	(5)	158
	586	2,759	1,986	(3,237)	2,094

Total assets	4,700	6,740	7,864	(9,626)	9,678

EQUITY AND LIABILITIES
Share capital and premium	7,024	5,994	805	(6,799)	7,024
(Accumulated losses) retained earnings and other reserves	(3,885)	(2,514)	1,545	970	(3,884)
Shareholders’ equity	3,139	3,480	2,350	(5,829)	3,140
Non-controlling interests	-	-	35	-	35
Total equity	3,139	3,480	2,385	(5,829)	3,175

Non-current liabilities	643	3,102	1,585	(3)	5,327
Bank overdraft	5	-	17	-	22
Current liabilities including intergroup balances	913	158	3,818	(3,794)	1,095
Non-current liabilities held for sale	-	-	59	-	59
Total liabilities	1,561	3,260	5,479	(3,797)	6,503

Total equity and liabilities	4,700	6,740	7,864	(9,626)	9,678

29

  Condensed consolidating statement of financial position as at 31 December 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,457	-	3,358	-	4,815
Intangible assets	52	-	218	(3)	267
Investments in associates and joint ventures	2,581	3,401	1,153	(5,808)	1,327
Other investments	2	6	129	(6)	131
Inventories	-	-	586	-	586
Trade and other receivables	-	5	24	-	29
Deferred taxation	-	-	177	-	177
Cash restricted for use	-	-	31	-	31
Other non-current assets	41	-	-	-	41
	4,133	3,412	5,676	(5,817)	7,404
Current assets
Other investments	-	-	1	-	1
Inventories, trade and other receivables, intergroup balances and other current assets	492	2,391	1,703	(3,164)	1,422
Cash restricted for use	1	-	45	-	46
Cash and cash equivalents	39	409	200	-	648
	532	2,800	1,949	(3,164)	2,117
Non-current assets held for sale	5	-	153	(5)	153
	537	2,800	2,102	(3,169)	2,270

Total assets	4,670	6,212	7,778	(8,986)	9,674

EQUITY AND LIABILITIES
Share capital and premium	7,006	5,994	805	(6,799)	7,006
(Accumulated losses) retained earnings and other reserves	(3,927)	(2,990)	1,431	1,559	(3,927)
Shareholders’ equity	3,079	3,004	2,236	(5,240)	3,079
Non-controlling interests	-	-	28	-	28
Total equity	3,079	3,004	2,264	(5,240)	3,107

Non-current liabilities	648	3,032	1,653	(2)	5,331
Bank overdraft	-	-	20	-	20
Current liabilities including intergroup balances	943	176	3,784	(3,744)	1,159
Non-current liabilities held for sale	-	-	57	-	57
Total liabilities	1,591	3,208	5,514	(3,746)	6,567

Total equity and liabilities	4,670	6,212	7,778	(8,986)	9,674

30

  Condensed consolidating statement of financial position as at 31 March 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

ASSETS
Non-current assets
Tangible assets	1,879	-	5,864	-	7,743
Intangible assets	55	-	269	(3)	321
Investments in associates and joint ventures	4,765	4,596	1,022	(9,211)	1,172
Other investments	4	6	154	(17)	147
Inventories	-	-	647	-	647
Trade and other receivables	-	8	40	-	48
Deferred taxation	-	-	93	-	93
Cash restricted for use	-	-	29	-	29
Other non-current assets	-	-	7	-	7
	6,703	4,610	8,125	(9,231)	10,207
Current assets
Inventories, trade and other receivables, intergroup balances and other current assets	1,621	2,732	3,375	(6,066)	1,662
Cash restricted for use	1	-	33	-	34
Cash and cash equivalents	36	356	288	-	680
	1,658	3,088	3,696	(6,066)	2,376

Total assets	8,361	7,698	11,821	(15,297)	12,583

EQUITY AND LIABILITIES
Share capital and premium	6,752	5,649	802	(6,451)	6,752
(Accumulated losses) retained earnings and other reserves	(1,204)	(1,297)	3,568	(2,271)	(1,204)
Shareholders’ equity	5,548	4,352	4,370	(8,722)	5,548
Non-controlling interests	-	-	21	-	21
Total equity	5,548	4,352	4,391	(8,722)	5,569

Non-current liabilities	752	1,723	2,827	(13)	5,289
Current liabilities including intergroup balances	2,061	1,623	4,603	(6,562)	1,725
Total liabilities	2,813	3,346	7,430	(6,575)	7,014

Total equity and liabilities	8,361	7,698	11,821	(15,297)	12,583

31

  Condensed consolidating statement of cash flow for the quarter ended 31 March 2014

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from operations	91	19	277	(4)	383
Net movement in intergroup receivables and payables	(16)	(118)	130	4	-
Taxation refund	-	-	37	-	37
Taxation paid	-	-	(70)	-	(70)
Net cash inflow (outflow) from operating activities	75	(99)	374	-	350

Cash flows from investing activities
Capital expenditure	(42)	-	(178)	-	(220)
Other investments acquired	-	-	(26)	-	(26)
Proceeds from disposal of other investments	-	-	24	-	24
Investments in associates and joint ventures	-	(37)	(3)	-	(40)
Net loans advanced to associates and joint ventures	-	(4)	-	-	(4)
Reclassification of cash balances to held for sale assets	-	-	(1)	-	(1)
Increase in cash restricted for use	-	-	26	-	26
Interest received	-	1	3	-	4
Net cash outflow from investing activities	(42)	(40)	(155)	-	(237)

Cash flows from financing activities
Proceeds from borrowings	-	-	15	-	15
Repayment of borrowings	(5)	-	(166)	-	(171)
Finance costs paid	(3)	(70)	(8)	-	(81)
Intergroup dividends received (paid)	-	54	(54)	-	-
Net cash outflow from financing activities	(8)	(16)	(213)	-	(237)

Net increase (decrease) in cash and cash equivalents	25	(155)	6	-	(124)
Translation	1	-	(2)	-	(1)
Cash and cash equivalents at beginning of year	39	409	180	-	628
Cash and cash equivalents at end of year(1)	65	254	184	-	503

(1) Cash and cash equivalents are net of a bank overdraft of $22 million.

32

  Condensed consolidating statement of cash flow for the quarter ended 31 December 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from operations	112	406	332	(410)	440
Net movement in intergroup receivables and payables	31	(509)	48	430	-
Taxation refund	12	-	10	-	22
Taxation paid	-	(1)	(30)	-	(31)
Net cash inflow (outflow) from operating activities	155	(104)	360	20	431

Cash flows from investing activities
Capital expenditure	(90)	-	(282)	-	(372)
Expenditure on intangible assets	(8)	-	(9)	-	(17)
Proceeds from disposal of tangible assets	-	-	2	-	2
Other investments acquired	-	-	(18)	-	(18)
Proceeds from disposal of other investments	-	-	15	-	15
Investments in associates and joint ventures	-	(71)	(7)	-	(78)
Net loans advanced to associates and joint ventures	-	(14)	-	-	(14)
Dividends received	2	-	-	(2)	-
Reclassification of cash balances to held for sale assets	-	-	3	-	3
Acquisition of subsidiary and loan	(39)	-	-	39	-
Increase in cash restricted for use	-	-	(13)	-	(13)
Interest received	1	1	8	-	10
Net cash outflow from investing activities	(134)	(84)	(301)	37	(482)

Cash flows from financing activities
Proceeds from issue of share capital	-	35	1	(36)	-
Proceeds from borrowings	204	-	34	-	238
Repayment of borrowings	(222)	-	(38)	-	(260)
Finance costs paid	(2)	(30)	(10)	-	(42)
Revolving credit facility and bond transaction costs	-	(2)	-	-	(2)
Dividends paid	-	-	(11)	-	(11)
Intergroup dividends received (paid)	-	97	(97)		-
Net cash (outflow) inflow from financing activities	(20)	100	(121)	(36)	(77)

Net increase (decrease) in cash and cash equivalents	1	(88)	(62)	21	(128)
Translation	(1)	-	17	(21)	(5)
Cash and cash equivalents at beginning of year	39	497	225	-	761
Cash and cash equivalents at end of year(1)	39	409	180	-	628

(1) Cash and cash equivalents are net of a bank overdraft of $20 million.

33

  Condensed consolidating statement of cash flow for the quarter ended 31 March 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from operations	91	-	286	31	408
Net movement in intergroup receivables and payables	91	(182)	87	4	-
Dividends received from joint ventures	-	8	-	-	8
Taxation paid	-	-	(60)	-	(60)
Net cash inflow (outflow) from operating activities	182	(174)	313	35	356

Cash flows from investing activities
Capital expenditure	(96)	-	(288)	-	(384)
Interest capitalised and paid	-	-	(4)	-	(4)
Expenditure on intangible assets	(7)	-	(6)	-	(13)
Other investments acquired	-	-	(32)	-	(32)
Proceeds from disposal of other investments	-	-	27	-	27
Investments in associates and joint ventures	-	(134)	(16)	-	(150)
Proceeds from disposal of associates and joint ventures	5	-	-	-	5
Dividends received	5	-	-	-	5
Proceeds from disposal of subsidiary	1	-	-	-	1
Acquisition of subsidiary and loan	(66)	-	-	66	-
Interest received	1	1	2	-	4
Net cash outflow from investing activities	(157)	(133)	(317)	66	(541)

Cash flows from financing activities
Proceeds from issue of share capital	-	52	15	(67)	-
Proceeds from borrowings	35	-	111	-	146
Repayment of borrowings	(91)	-	(4)	-	(95)
Finance costs paid	(3)	(20)	(14)	-	(37)
Revolving credit facility and bond transaction costs	-	(5)	-	-	(5)
Dividends paid	(21)	-	(5)	-	(26)
Intergroup dividends received (paid)	-	99	(99)	-	-
Net cash (outflow) inflow from financing activities	(80)	126	4	(67)	(17)

Net decrease in cash and cash equivalents	(55)	(181)	-	34	(202)
Translation	(7)	-	31	(34)	(10)
Cash and cash equivalents at beginning of year	98	537	257	-	892
Cash and cash equivalents at end of year	36	356	288	-	680

34

  Condensed consolidating statement of cash flow for the year ended 31 December 2013

US Dollar million	AngloGold Ashanti (the “Guarantor”)	IOMco (the “Issuer”)	Other subsidiaries (the “Non-Guarantor Subsidiaries”)	Consolidation adjustments	Total

Cash flows from operating activities
Cash generated from (used) by operations	391	(126)	997	130	1,392
Net movement in intergroup receivables and payables	140	(1,593)	1,512	(59)	-
Dividends received from joint ventures	-	18	-	-	18
Taxation refund	13	-	10	-	23
Taxation paid	(13)	(1)	(173)	-	(187)
Net cash inflow (outflow) from operating activities	531	(1,702)	2,346	71	1,246

Cash flows from investing activities
Capital expenditure	(397)	-	(1,104)	-	(1,501)
Interest capitalised and paid	-	-	(5)	-	(5)
Expenditure on intangible assets	(26)	-	(42)	-	(68)
Proceeds from disposal of tangible assets	-	-	10	-	10
Other investments acquired	-	-	(91)	-	(91)
Proceeds from disposal of other investments	-	-	81	-	81
Investments in associates and joint ventures	-	(420)	(52)	-	(472)
Proceeds from disposal of associates and joint ventures	6	-	-	-	6
Net loans advanced to associates and joint ventures	(1)	(39)	-	32	(8)
Dividends received	7	-	-	(2)	5
Proceeds from disposal of subsidiary	2	-	-	-	2
Reclassification of cash balances to held for sale assets	-	-	(2)	-	(2)
Acquisition of subsidiary and loan	(168)	-	-	168	-
Increase in cash restricted for use	-	-	(20)	-	(20)
Interest received	4	2	17	-	23
Net cash outflow from investing activities	(573)	(457)	(1,208)	198	(2,040)

Cash flows from financing activities
Proceeds from issue of share capital	-	147	20	(167)	-
Proceeds from borrowings	504	1,500	340	-	2,344
Repayment of borrowings	(458)	(250)	(778)	-	(1,486)
Finance costs paid	(12)	(103)	(85)	-	(200)
Revolving credit facility and bond transaction costs	-	(36)	-	-	(36)
Dividends paid	(40)	-	(22)	-	(62)
Intergroup dividends received (paid)	-	773	(773)	-	-
Net cash (outflow) inflow from financing activities	(6)	2,031	(1,298)	(167)	560

Net decrease in cash and cash equivalents	(48)	(128)	(160)	102	(234)
Translation	(11)	-	83	(102)	(30)
Cash and cash equivalents at beginning of year	98	537	257	-	892
Cash and cash equivalents at end of year(1)	39	409	180	-	628

(1) Cash and cash equivalents are net of a bank overdraft of $20 million.

35

By order of the Board

S M PITYANA	S VENKATAKRISHNAN
Chairman	Chief Executive Officer
12 May 2014

36

Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “price received”, “price received per ounce”, “total cash costs”, “total cash costs per ounce”, “total production costs”, “total production costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” which have been determined using industry guidelines and practices and these are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to production costs, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS.

The Gold Institute provided definitions for the calculation of total cash costs and total production costs and during June 2013 the World Gold Council published a Guidance Note on “all-in sustaining costs”. The calculation of total cash costs, total cash costs per ounce, total production costs, total production costs per ounce, all-in sustaining costs and all-in sustaining costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs, total production costs and all-in sustaining costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine’s performance because they provide:

•	an indication of a mine’s profitability, efficiency and cash flows;

•	the trend in costs as the mine matures over time on a consistent basis; and

•	an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and of other gold

Price received gives an indication of revenue earned per unit of gold sold and includes gold income and realised non–hedge derivatives in its calculation and serves as a benchmark of performance against the spot price of gold.

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A	Price received
		Quarter ended			Year ended
		Mar 2014	Dec 2013	Mar 2013	Dec 2013

		Unaudited	Unaudited	Unaudited	Unaudited
			US Dollar million / Imperial
	Gold income (note 2)	1,324	1,418	1,463	5,497
	Adjusted for non-controlling interests	(20)	(15)	(22)	(77)
		1,304	1,403	1,441	5,420
	Realised loss on other commodity contracts	5	6	7	26
	Associates and joint ventures’ share of gold income including realised non-hedge derivatives	106	105	69	290
	Attributable gold income including realised non-hedge derivatives	1,415	1,514	1,517	5,736
	Attributable gold sold - oz (000)	1,097	1,191	927	4,093
	Price received per unit - $/oz	1,290	1,271	1,636	1,401
	Rounding of figures may result in computational discrepancies.
		Quarter ended			Year ended
		Mar 2014	Dec 2013	Mar 2013	Dec 2013

		Unaudited	Unaudited	Unaudited	Unaudited
			US Dollar million / Imperial
B	All-in sustaining costs
	Cost of sales (note 3)	1,012	1,042	1,029	4,146
	Amortisation of tangible and intangible assets (note 3)	(184)	(211)	(215)	(799)
	Adjusted for decommissioning amortisation	2	2	2	6
	Inventory writedown to net realisable value and other stockpile adjustments (note 5)	-	38	-	216
	Corporate administration and marketing related to current operations	25	36	65	199
	Associates and joint ventures’ share of costs	68	90	47	234
	Sustaining exploration and study costs	10	16	31	94
	Total sustaining capex	174	253	243	999
	All-in sustaining costs	1,107	1,265	1,202	5,095
	Adjusted for non-controlling interests and non-gold producing companies	(17)	(16)	(19)	(71)
	All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,090	1,249	1,183	5,024
	Adjusted for stockpile write-offs	-	(38)	-	(216)
	All-in sustaining costs adjusted for non-controlling interests, non-gold producing companies and stockpile write-offs	1,090	1,211	1,183	4,808

	Gold sold - oz (000)	1,097	1,191	927	4,093

	All-in sustaining cost (excluding stockpile write-offs) per unit - $/oz	993	1,015	1,275	1,174
C	Total costs
	Total cash costs (note 3)	778	861	797	3,297
	Adjusted for non-controlling interests, non-gold producing companies and other	(34)	(20)	(39)	(110)
	Associates and joint ventures’ share of total cash costs	68	79	46	219
	Total cash costs adjusted for non-controlling interests and non-gold producing companies	812	920	804	3,406
	Retrenchment costs (note 3)	6	16	6	69
	Rehabilitation and other non-cash costs (note 3)	22	(11)	11	18
	Amortisation of tangible assets (note 3)	175	202	213	775
	Amortisation of intangible assets (note 3)	9	9	2	24
	Adjusted for non-controlling interests and non-gold producing companies	(4)	17	(6)	14
	Equity-accounted associates and joint ventures’ share of production costs	22	17	1	23
	Total production costs adjusted for non-controlling interests and non-gold producing companies	1,042	1,170	1,031	4,329

	Gold produced - oz (000)	1,055	1,229	899	4,105
	Total cash cost per unit - $/oz	770	748	894	830
	Total production cost per unit - $/oz	988	952	1,147	1,054
	Rounding of figures may result in computational discrepancies.

37

Summary of Operations by Mine

For the three months ended 31 March 2014

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	22	53	49	74	58	56	-	312	1
Amortisation of tangible and intangible assets	(2)	(20)	(12)	(17)	(17)	(5)	1	(72)	(3)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	23
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	(1)
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-
Total sustaining capital expenditure	1	5	7	14	6	9	-	42	-
All-in sustaining costs	21	38	44	71	47	60	1	282	20
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	3
All-in sustaining costs adjusted for non-controlling interests	21	38	44	71	47	60	1	282	23
Gold sold - oz (000)(3)	17	29	55	76	52	60	-	290
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,200	1,320	802	930	916	1,000	-	975

Total cash costs
Total cash costs per financial statements	19	32	35	54	40	50	1	231	(1)
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	-	-	-	-	2
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	(1)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	32	35	54	40	50	1	231	-
Retrenchment costs	-	1	1	2	1	-	-	5	-
Rehabilitation and other non-cash costs	-	1	1	1	1	1	-	5	(2)
Amortisation of tangible assets	1	19	11	16	16	5	(1)	67	1
Amortisation of intangible assets	-	-	1	1	1	1	1	5	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	-	-	-	-	-
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	20	53	49	74	59	57	1	313	1
Gold produced – oz (000) (3)	17	29	55	76	52	60	-	290	-
Total cash costs per unit – $/oz (4)	1,123	1,074	646	709	774	836	-	797	-
Total production costs per unit – $/oz (4)	1,258	1,802	888	974	1,125	934	-	1,077	-

(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.

38

For the three months ended 31 March 2014

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	52	71	78	-	-	-	14	109	1	325
Amortisation of tangible and intangible assets	-	(5)	(4)	(7)	-	-	-	-	(18)	(1)	(35)
Adjusted for decomissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-	-
Abandonment of stockpiles	-	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	1	1
Associates and equity accounted joint ventures’ share of costs(2)	28	-	-	-	11	23	7	-	-	-	69
Sustaining exploration and study costs	-	-	-	1	-	-	-	-	-	-	1
Total sustaining capital expenditure	2	4	14	9	4	1	-	-	36	-	70
All-in sustaining costs	30	51	81	82	15	24	7	14	127	1	432
Adjusted for non-controlling interests(1)	-	-	-	(12)	-	-	-	-	-	-	(12)
All-in sustaining costs adjusted for non-controlling interests	30	51	81	70	15	24	7	14	127	1	420
Gold sold - oz (000)(3)	51	57	53	71	10	17	4	17	122	-	401
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	572	898	1,530	961	1,598	1,404	2,062	785	1,048	-	1,042

Total cash costs
Total cash costs per financial statements	-	32	66	66	-	-	-	13	67	(1)	243
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	(10)	-	-	-	-	-	-	(10)
Associates and equity accounted joint ventures’ share of total cash costs (2)	28	-	-	-	11	24	6	-	-	-	69
Total cash costs adjusted for non-controlling interests and non-gold producing companies	28	32	66	56	11	24	6	13	67	(1)	302
Retrenchment costs	-	-	-	-	-	-	-	-	1	-	1
Rehabilitation and other non-cash costs	-	1	2	1	-	-	-	-	3	-	7
Amortisation of tangible assets	-	5	4	7	-	-	-	-	18	1	35
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of production costs(2)	14	-	-	-	1	6	-	-	-	-	21
Total production costs adjusted for non-controlling interests and non-gold producing companies	42	38	72	63	12	30	6	13	89	1	366
Gold produced – oz (000) (3)	51	45	53	70	10	19	4	16	106	-	374
Total cash costs per unit – $/oz (4)	538	716	1,234	800	1,099	1,262	1,804	771	631	-	808
Total production costs per unit – $/oz (4)	806	857	1,346	907	1,215	1,591	1,889	780	832	-	977

39

For the three months ended 31 March 2014

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	89	62	6	157	43	56	81	37	-	217
Amortisation of tangible and intangible assets	(8)	(22)	-	(30)	-	(8)	(26)	(10)	-	(44)
Adjusted for decomissioning amortisation	-	1	-	1	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	1	1	-	-	-	-	-	-
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	2	2	-	-	2	1	4	7
Total sustaining capital expenditure	9	18	0	27	4	7	17	7	-	35
All-in sustaining costs	90	59	9	158	47	55	74	35	4	215
Adjusted for non-controlling interests(1)	-	-	-	-	-	(4)	-	-	(4)	(8)
All-in sustaining costs adjusted for non-controlling interests	90	59	9	158	47	51	74	35	-	207
Gold sold - oz (000)(3)	83	86	-	168	47	65	92	34	-	237
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,095	694	-	929	1,015	800	805	1,027	-	879

Total cash costs
Total cash costs per financial statements	75	42	4	121	60	41	58	25	-	184
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	(23)	(3)	-	-	-	(26)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	75	42	4	121	37	38	58	25	-	158
Retrenchment costs	-	-	-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs	-	-	1	1	8	2	-	-	1	11
Amortisation of tangible assets	8	22	-	30	-	8	24	10	-	42
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	(2)	(1)	-	-	-	(3)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	83	64	5	152	43	47	83	35	2	210
Gold produced – oz (000) (3)	71	84	-	155	52	58	94	32	-	236
Total cash costs per unit – $/oz (4)	1,066	495	-	779	699(6)	644	619	799	-	668
Total production costs per unit – $/oz (4)	1,180	751	-	979	826	804	895	1,134	-	890

40

For the three months ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements
	24	49	56	82	-	50	61	-	322	(5)
Amortisation of tangible and intangible assets	(2)	(10)	(12)	(19)	-	(13)	(6)		(62)	(2)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	(2)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	2	2	31
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-
Total sustaining capital expenditure	4	12	16	26	-	16	6	-	80	3
All-in sustaining costs	26	51	60	89	-	53	61	2	342	25
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	-
All-in sustaining costs adjusted for non-controlling interests	26	51	60	89	-	53	61	2	342	25
Gold sold - oz (000)(3)	20	39	67	93	-	62	59	-	340
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,294	1,296	890	963	-	852	1,039	-	1,005

Total cash costs
Total cash costs per financial statements	20	36	40	61	-	50	53	-	260	(8)
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	-	-	-	-	-	8
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	20	36	40	61	-	50	53	-	260	-
Retrenchment costs	1	2	1	2	-	-	-	-	6	(1)
Rehabilitation and other non-cash costs	1	2	3	-	-	(13)	1	(2)	(8)	-
Amortisation of tangible assets	2	9	11	18	-	12	6	-	58	1
Amortisation of intangible assets	-	1	1	2	-	1	-	-	5	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	-	-	-	-	-	1
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	24	50	56	83	-	50	60	(2)	321	2
Gold produced – oz (000) (3)	20	39	67	93	-	62	58	-	339	-
Total cash costs per unit – $/oz (4)	1,032	910	596	656	-	809	915	-	767	-
Total production costs per unit – $/oz (4)	1,198	1,239	835	885	-	809	1,035	-	946	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.
(7)	As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

41

For the three months ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	72	94	76	-	-	-	8	98	5	353
Amortisation of tangible and intangible assets	-	(8)	(2)	(8)	-	-	-	-	(33)	-	(51)
Adjusted for decomissioning amortisation	-	-	-	1	-	-	-	-	-	1	2
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	17	-	-	23	-	40
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	-	-	(2)	(2)
Associates and equity accounted joint ventures’ share of costs(2)	19	-	-	-	11	41	18	-	-	1	90
Sustaining exploration and study costs	-	-	-	5	-	1	-	-	1	-	7
Total sustaining capital expenditure	-	6	37	10	6	(1)	-	1	50	-	109
All-in sustaining costs	19	70	129	84	17	58	18	9	139	5	548
Adjusted for non-controlling interests(1)	-	-	-	(13)	-	-	-	-	-	1	(12)
All-in sustaining costs adjusted for non-controlling interests	19	70	129	71	17	58	18	9	139	6	536
Gold sold - oz (000)(3)	40	62	62	64	12	24	8	17	147	-	437
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	469	1,153	2,069	1,116	1,434	1,639	2,226	526	784	-	1,129

Total cash costs
Total cash costs per financial statements	-	65	86	75	-	-	-	9	83	-	318
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs (2)	19	-	-	-	10	36	15	-	-	(1)	79
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	65	86	64	10	36	15	9	83	(1)	386
Retrenchment costs	-	5	1	-	-	-	-	-	-	3	9
Rehabilitation and other non-cash costs	-	6	6	3	-	-	-	(1)	(1)	1	14
Amortisation of tangible assets	-	7	2	8	-	-	-	-	33	-	50
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	(2)	-	-	-	-	-	-	(2)
Associates and equity accounted joint ventures’ share of production costs(2)	9	-	-	-	2	4	3	-	-	(1)	17
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	83	95	73	12	40	18	8	115	3	476
Gold produced – oz (000) (3)	40	67	63	75	12	24	8	18	154	-	460
Total cash costs per unit – $/oz (4)	471	966	1,354	844	853	1,506	1,923	524	543	-	839
Total production costs per unit – $/oz (4)	694	1,240	1,492	967	982	1,673	2,255	485	755	-	1,034

42

For the three months ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	97	64	1	162	40	46	91	32	1	210
Amortisation of tangible and intangible assets	(27)	(27)	(2)	(56)	-	(7)	(22)	(10)	(1)	(40)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	3	-	2	-	-	5
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	-	-	2	2	1	-	4	2	-	7
Total sustaining capital expenditure
	6	-	1	7	8	11	37	9	(11)	54
All-in sustaining costs	76	37	2	115	52	50	112	33	(11)	236
Adjusted for non-controlling interests(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests	76	37	2	115	52	46	112	33	(11)	232
Gold sold - oz (000)(3)	94	58	-	152	48	54	126	34	-	262
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	804	640	-	763	1,076	852	891	956	-	887

Total cash costs
Total cash costs per financial statements	70	38	-	108	52	44	62	24	1	183
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	(13)	(3)	-	-	(1)	(17)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	70	38	-	108	39	41	62	24	-	166
Retrenchment costs	-	-	1	1	-	-	-	-	1	1
Rehabilitation and other non-cash costs	-	2	-	2	(19)	-	2	(3)	1	(19)
Amortisation of tangible assets	27	27	1	55	-	7	21	10	-	38
Amortisation of intangible assets	-	-	-	-	-	-	1	-	1	2
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	20	(1)	-	-	(1)	18
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	97	67	2	166	40	47	86	31	2	206
Gold produced – oz (000) (3)	102	66	-	169	47	61	120	34	-	262
Total cash costs per unit – $/oz (4)	685	569	-	640	825(6)	672	518	712	-	634
Total production costs per unit – $/oz (4)	945	1,016	-	985	846	784	720	928	-	787

43

For the three months ended 31 March 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	28	54	60	87	-	71	54	-	354	4
Amortisation of tangible and intangible assets	(2)	(11)	(18)	(22)	-	(11)	(5)		(69)	-
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	1	1	55
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	-
Total sustaining capital expenditure	3	12	21	20	-	14	-	(1)	69	3
All-in sustaining costs	29	55	63	85	-	74	49	-	355	65
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	-
All-in sustaining costs adjusted for non-controlling interests	29	55	63	85	-	74	49	-	355	65
Gold sold - oz (000)(3)	23	45	40	91	-	56	60	-	314
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,243	1,228	1,564	929	-	1,319	832	-	1,129

Total cash costs
Total cash costs per financial statements	26	44	45	66	-	61	50	1	293	3
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	26	44	45	66	-	61	50	1	293	-
Retrenchment costs	1	-	-	-	-	-	1	-	2	1
Rehabilitation and other non-cash costs	-	1	1	1	-	1	-	-	4	(1)
Amortisation of tangible assets	2	11	18	22	-	11	5	-	69	-
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	(1)
Total production costs adjusted for non-controlling interests and non-gold producing companies	29	56	64	89	-	73	56	1	368	(1)
Gold produced – oz (000) (3)	24	47	43	93	-	57	63	-	327	-
Total cash costs per unit – $/oz (4)	1,108	932	1,052	707	-	1,070	805	-	896	-
Total production costs per unit – $/oz (4)	1,220	1,193	1,496	950	-	1,280	892	-	1,123	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.
(7)	As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

44

For the three months ended 31 March 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	55	123	91	-	-	-	17	71	4	361
Amortisation of tangible and intangible assets	-	(7)	(23)	(6)	-	-	-	(4)	(29)	(2)	(71)
Adjusted for decomissioning amortisation	-	-	-	1	-	-	-	-	-	-	1
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	2	-	-	-	-	-	-	-	-	2	4
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	12	19	13	-	-	1	45
Sustaining exploration and study costs	-	-	2	5	-	1	-	-	2	-	10
Total sustaining capital expenditure	-	7	47	8	1	3	-	1	31	-	98
All-in sustaining costs	2	55	149	99	13	23	13	14	75	5	448
Adjusted for non-controlling interests(1)	-	-	-	(15)	-	-	-	-	-	-	(15)
All-in sustaining costs adjusted for non-controlling interests	2	55	149	84	13	23	13	14	75	5	433
Gold sold - oz (000)(3)	-	43	57	72	15	18	10	14	86	-	315
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	-	1,286	2,608	1,172	883	1,317	1,350	1,005	878	-	1,376

Total cash costs
Total cash costs per financial statements	-	43	86	73	-	-	-	12	26	-	240
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	(11)	-	-	-	-	-	-	(11)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	12	21	13	-	-	-	46
Total cash costs adjusted for non-controlling interests and non-gold producing companies	-	43	86	62	12	21	13	12	26	-	275
Retrenchment costs	-	-	2	-	-	-	-	-	-	-	2
Rehabilitation and other non-cash costs	-	1	2	1	-	-	-	-	1	-	5
Amortisation of tangible assets	-	7	23	6	-	-	-	4	29	1	70
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	1	1
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	(1)	-	-	-	-	-	-	(1)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	1	-	1	-	-	-	2
Total production costs adjusted for non-controlling interests and non-gold producing companies	-	51	113	68	13	21	14	16	56	2	354
Gold produced – oz (000) (3)	-	41	49	62	15	19	10	14	66	-	276
Total cash costs per unit – $/oz (4)	-	1,052	1,742	998	772	1,103	1,316	896	389	-	994
Total production costs per unit – $/oz (4)	-	1,235	2,290	1,087	841	1,124	1,377	1,221	839	-	1,278

45

For the three months ended 31 March 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	87	-	4	91	44	45	97	32	1	219
Amortisation of tangible and intangible assets	(13)	-	(1)	(14)	(11)	(10)	(30)	(9)	(1)	(61)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	-	-	4	-	1	-	-	5
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	7	1	3	11	1	3	4	2	-	10
Total sustaining capital expenditure	19	-	-	19	1	18	21	7	7	54
All-in sustaining costs	100	1	6	107	39	56	93	32	7	227
Adjusted for non-controlling interests(1)	-	-	-	-	-	(4)	-	-	-	(4)
All-in sustaining costs adjusted for non-controlling interests	100	1	6	107	39	52	93	32	7	223
Gold sold - oz (000)(3)	58	-	-	58	53	54	99	34	-	241
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,727	-	-	1,857	743	955	933	952	-	924

Total cash costs
Total cash costs per financial statements	76	-	3	79	58	35	63	25	1	182
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	(23)	(3)	-	-	1	(25)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	76	-	3	79	35	32	63	25	2	157
Retrenchment costs	-	-	-	-	-	-	1	-	-	1
Rehabilitation and other non-cash costs	-	-	-	-	1	1	-	-	1	3
Amortisation of tangible assets	13	-	1	14	11	10	30	9	-	60
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	-
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	(3)	(1)	-	-	-	(4)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	89	-	4	93	44	42	94	34	3	217
Gold produced – oz (000) (3)	61	-	-	61	55	55	92	32	-	234
Total cash costs per unit – $/oz (4)	1,247	-	-	1,302	643(6)	583	689	789	-	668
Total production costs per unit – $/oz (4)	1,460	-	-	1,525	803	783	1,028	1,082	-	926

46

For the year ended 31 December 2013

Operations in South Africa

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	103	215	240	347	-	262	226	-	1,393	1
Amortisation of tangible and intangible assets	(8)	(43)	(60)	(82)	-	(51)	(9)		(253)	(9)
Adjusted for decomissioning amortisation	(1)	1	1	-	-	-	-	-	1	(1)
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	1	1	(1)
Corporate administration and marketing related to current operations	-	-	-	-	-	-	-	5	5	168
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	2
Sustaining exploration and study costs	-	-	-	-	-	-	-	-	-	(1)
Total sustaining capital expenditure	14	50	78	95	-	59	16	-	312	9
All-in sustaining costs	108	223	259	360	-	270	233	6	1,459	168
Adjusted for non-controlling interests(1)	-	-	-	-	-	-	-	-	-	-
All-in sustaining costs adjusted for non-controlling interests	108	223	259	360	-	270	233	6	1,459	168
Gold sold - oz (000)(3)	83	178	212	354	-	235	240	-	1,302
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,305	1,255	1,223	1,016	-	1,149	969	-	1,120

Total cash costs
Total cash costs per financial statements	91	163	169	255	-	216	213	-	1,107	(7)
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	-	-	-	-	-	6
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	91	163	169	255	-	216	213	-	1,107	(1)
Retrenchment costs	3	5	6	7	-	6	-	-	27	-
Rehabilitation and other non-cash costs	1	4	6	3	-	(10)	3	-	7	1
Amortisation of tangible assets	7	41	57	77	-	47	8	-	237	6
Amortisation of intangible assets	1	3	3	5	-	3	-	-	15	2
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	-	-	-	-	-	(3)
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	1
Total production costs adjusted for non-controlling interests and non-gold producing companies	103	216	241	347	-	262	224	-	1,393	6
Gold produced – oz (000) (3)	83	178	212	354	-	235	240	-	1,302	-
Total cash costs per unit – $/oz (4)	1,100	918	797	719	-	920	883	-	850	-
Total production costs per unit – $/oz (4)	1,252	1,210	1,138	978	-	1,117	933	-	1,070	-
(1)	Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only. Other consists of heap leach inventory of Cripple Creek & Victor.
(2)	Attributable costs and related expenses of associates and equity accounted joint ventures are included in the calculation of total cash costs per ounce and total production costs per ounce.
(3)	Attributable portion.
(4)

In addition to the operational performances of the mines, all-in sustaining cost per ounce, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports all-in sustaining cost per ounce calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.

(5)	Corporate includes non-gold producing subsidiaries.
(6)	Total cash costs per ounce calculation includes heap-leach inventory change.
(7)	As from 1 January 2013, Tau Tona and Savuka were mined as one operation.

47

For the year ended 31 December 2013

Operations in DRC, Ghana, Guinea, Mali, Namibia and Tanzania

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	-	226	425	324	-	-	-	49	346	23	1,393
Amortisation of tangible and intangible assets	-	(30)	(50)	(27)	-	-	-	(6)	(120)	(6)	(239)
Adjusted for decomissioning amortisation	-	1	1	3	-	-	-	-	1	-	6
Inventory writedown to net realisable value and other stockpile adjustments	-	83	4	-	-	16	-	24	89	-	216
Corporate administration and marketing related to current operations	-	-	1	-	-	-	-	-	-	2	3
Associates and equity accounted joint ventures’ share of costs(2)	21	-	-	-	47	118	46	-	-	-	232
Sustaining exploration and study costs	-	1	6	18	-	2	-	1	11	-	39
Total sustaining capital expenditure	-	22	154	27	13	11	-	5	146	1	379
All-in sustaining costs	21	303	541	345	60	147	46	73	473	20	2,029
Adjusted for non-controlling interests(1)	-	-	-	(52)	-	-	-	-	-	(1)	(53)
All-in sustaining costs adjusted for non-controlling interests	21	303	541	293	60	147	46	73	473	19	1,976
Gold sold - oz (000)(3)	40	215	242	272	57	86	28	63	461	-	1,462
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	529	1,025	2,214	1,085	1,051	1,510	1,653	781	833	-	1,202

Total cash costs
Total cash costs per financial statements	-	190	336	290	-	-	-	44	237	(3)	1,094
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	(43)	-	-	-	-	-	-	(43)
Associates and equity accounted joint ventures’ share of total cash costs (2)	19	-	-	-	44	114	42	-	-	-	219
Total cash costs adjusted for non-controlling interests and non-gold producing companies	19	190	336	247	44	114	42	44	237	(3)	1,270
Retrenchment costs	-	5	30	-	-	-	-	-	-	3	38
Rehabilitation and other non-cash costs	-	7	4	4	-	-	-	(1)	-	7	21
Amortisation of tangible assets	-	30	50	27	-	-	-	6	105	18	236
Amortisation of intangible assets	-	-	-	-	-	-	-	-	-	4	4
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	(5)	-	-	-	-	-	-	(5)
Associates and equity accounted joint ventures’ share of production costs(2)	9	-	-	-	4	5	4	-	-	-	22
Total production costs adjusted for non-controlling interests and non-gold producing companies	28	231	420	273	48	119	46	49	342	29	1,586
Gold produced – oz (000) (3)	40	221	239	268	57	86	27	63	459	-	1,460
Total cash costs per unit – $/oz (4)	471	861	1,406	918	773	1,334	1,530	691	515	-	869
Total production costs per unit – $/oz (4)	701	1,047	1,758	1,018	838	1,389	1,702	771	778	-	1,086

48

For the year ended 31 December 2013

Operations in Australia, United States of America, Argentina and Brazil

(in $ millions, except as otherwise noted)

All-in sustaining costs
Cost of sales per financial statements	366	64	19	449	201	199	374	133	3	910
Amortisation of tangible and intangible assets	(67)	(27)	(3)	(97)	(21)	(35)	(103)	(41)	(1)	(201)
Adjusted for decomissioning amortisation	-	-	-	-	-	-	-	-	-	-
Inventory writedown to net realisable value and other stockpile adjustments	-	-	-	-	-	-	-	-	-	-
Corporate administration and marketing related to current operations	-	-	1	1	15	-	6	-	1	22
Associates and equity accounted joint ventures’ share of costs(2)	-	-	-	-	-	-	-	-	-	-
Sustaining exploration and study costs	12	3	8	23	4	7	14	8	-	33
Total sustaining capital expenditure	39	25	5	69	15	61	118	36	-	230
All-in sustaining costs	350	65	30	445	214	232	409	136	3	994
Adjusted for non-controlling interests(1)	-	-	-	-	-	(18)	-	-	-	(18)
All-in sustaining costs adjusted for non-controlling interests	350	65	30	445	214	214	409	136	3	976
Gold sold - oz (000)(3)	265	58	-	323	231	236	399	141	-	1,007
All-in sustaining cost (excluding stockpile impairments) per unit - $/oz(4)	1,321	1,113	-	1,376	927	912	1,023	970	-	970

Total cash costs
Total cash costs per financial statements	306	38	14	358	230	162	253	99	1	745
Adjusted for non-controlling interests, non-gold producing companies and other (1)	-	-	-	-	(61)	(12)	-	-	-	(73)
Associates and equity accounted joint ventures’ share of total cash costs (2)	-	-	-	-	-	-	-	-	-	-
Total cash costs adjusted for non-controlling interests and non-gold producing companies	306	38	14	358	169	150	253	99	1	672
Retrenchment costs	-	-	1	1	-	1	2	-	-	3
Rehabilitation and other non-cash costs	(4)	2	1	(1)	(15)	1	7	(4)	1	(10)
Amortisation of tangible assets	67	27	4	98	21	35	101	40	1	198
Amortisation of intangible assets	-	-	-	-	-	-	2	-	1	3
Adjusted for non-controlling interests and non-gold producing companies (1)	-	-	-	-	25	(3)	-	-	-	22
Associates and equity accounted joint ventures’ share of production costs(2)	-	-	-	-	-	-	-	-	-	-
Total production costs adjusted for non-controlling interests and non-gold producing companies	369	67	20	456	199	185	364	136	4	888
Gold produced – oz (000) (3)	276	66	-	342	231	241	391	138	-	1,001
Total cash costs per unit – $/oz (4)	1,110	568	-	1,047	732(6)	622	646	719	-	671
Total production costs per unit – $/oz (4)	1,341	1,018	-	1,333	864	767	931	991	-	886

49

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06

Incorporated in the Republic of South Africa

Share codes:
ISIN:	ZAE000043485
JSE:	ANG
LSE: (Shares)	AGD
LES : (Dis)	AGD
NYSE:	AU
ASX:	AGG
GhSE: (Shares)	AGA
GhSE: (GhDS)	AAD

JSE Sponsor:    UBS (South Africa) (Pty) Ltd

Auditors: Ernst & Young Inc.

Offices

Registered and Corporate

76 Jeppe Street

Newtown 2001

(PO Box 62117, Marshalltown 2107)

South Africa

Telephone: +27 11 637 6000

Fax: +27 11 637 6624

Australia

Level 13, St Martins Tower

44 St George’s Terrace

Perth, WA 6000

(PO Box Z5046, Perth WA 6831)

Australia

Telephone:  +61 8 9425 4602

Fax:  +61 8 9425 4662

Ghana

Gold House

Patrice Lumumba Road

(PO Box 2665)

Accra

Ghana

Telephone:  +233 303 772190

Fax:  +233 303 778155

United Kingdom Secretaries

St James’s Corporate Services Limited

Suite 31, Second Floor

107 Cheapside

London

EC2V 6DN

Telephone:  +44 20 7796 8644

Fax:  +44 20 7796 8645

E-mail:  jane.kirton@corpserv.co.uk

Directors

Executive

RN Duffy^ (Chief Financial Officer)

S Venkatakrishnan*§ (Chief Executive Officer)

Non-Executive

SM Pityana^ (Chairman)

R Gasant^

DL Hogdson^

NP January-Bardill^

MJ Kirkwood*

Prof LW Nkuhlu^

TT Mboweni^

R J Ruston~

* British	^ South African
~ Australian	§ Indian

Officers

Group General Counsel and

Company Secretary: Ms M E Sanz Perez

Investor Relations Contacts

South Africa

Stewart Bailey

Telephone:  +27 637 6031

Mobile:  +27 81 032 2563

E-mail:  sbailey@AngloGoldAshanti.com

Fundisa Mgidi

Telephone:  +27 637 6763

Mobile:  +27 82 374 8820

E-mail:  fmgidi@AngloGoldAshanti.com

United States

Sabrina Brockman

Telephone:  +1 212 858 7702

Mobile:  +1 646 379 2555

E-mail:  sbrockman@AngloGoldAshantiNA.com

General E-mail enquiries

investors@AngloGoldAshanti.com

AngloGold Ashanti website

http://www.AngloGoldAshanti.com

Company secretarial E-mail

Companysecretary@AngloGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa

Computershare Investor Services (Pty) Limited

Ground Floor, 70 Marshall Street

Johannesburg 2001

(PO Box 61051, Marshalltown 2107)

South Africa

Telephone: (SA only) 0861 100 950

Fax: +27 11 688 5218

Website : queries@computershare.co.za

United Kingdom

Shares

Jersey

Computershare Investor Services (Jersey) Ltd

Queensway House

Hilgrove Street

St Helier

Jersey JE1 1ES

Telephone: +44 870 889 3177

Fax: +44 (0) 870 873 5851

Depositary Interests

Computershare Investor Services PLC

The Pavillions

Bridgwater Road

Bristol BS99 6ZY

England

Telephone: +44 (0) 870 702 0000

Fax: +44 (0) 870 703 6119

Australia

Computershare Investor Services Pty Limited

Level 2, 45 St George’s Terrace

Perth, WA 6000

(GPO Box D182 Perth, WA 6840)

Australia

Telephone: +61 8 9323 2000

Telephone: (Australia only) 1300 55 2949

Fax: +61 8 9323 2033

Ghana

NTHC Limited

Martco House

Off Kwame Nkrumah Avenue

PO Box K1A 9563 Airport

Accra

Ghana

Telephone:  +233 302 229664

Fax:  +233 302 229975

ADR Depositary

BNY Mellon

BNY Shareowner Services

PO Box 358016

Pittsburgh, PA 15252-8016

United States of America

Telephone: +1 800 522 6645 (Toll free in USA)

or +1 201 680 6578 (outside USA)

E-mail: shrrelations@mellon.com

Website: www.bnymellon.com.com\shareowner

Global BuyDIRECTSM

BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD

ASHANTI.

Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:	May 19, 2014	By: /s/ ME SANZ

		Name:	ME Sanz

Title:	Group General Counsel
and Company Secretary